UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             U.S. TECHNOLOGIES INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    91272D309
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                C. Gregory Earls
                                USV Partners, LLC
                          2001 Pennsylvania Avenue, NW
                                    Suite 675
                             Washington, D.C. 20006

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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 12, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 6 Pages


SEC 1746 (2-98)

                                  SCHEDULE 13D

CUSIP No.     91272D309                                        Page 2 of 6 Pages
              ---------                                            ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           USV Partners, LLC

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [  ]
                                                                     (b) [  ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  7,642,857
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  0
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        7,642,857

                            10          SHARED DISPOSITIVE POWER

                                        0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,642,857

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.9%

14         TYPE OF REPORTING PERSON (See instructions)

            OO (limited liability company)
--------------------------------------------------------------------------------

SCHEDULE 13D (Continued)                                       Page 3 of 6 Pages

         This Schedule 13D is filed on behalf of the USV Partners, LLC.

Item 1.  Security and Issuer.

        This Schedule 13D relates to shares of common stock (the "Common Stock") of U.S. Technologies Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 3901 Roswell Road, Suite 300, Marietta,
GA 30062.

Item 2.  Identity and Background.

         USV Partners, LLC is a Delaware limited liability company whose principal place of business is the District of Columbia, and whose principal office is located at 2001 Pennsylvania Avenue, N.W., Suite 675, Washington, D.C. 20006. The manager of USV Partners, LLC is USV Management, LLC and C. Gregory Earls is the sole member of USV Management, LLC. The manager's address and the sole member's address is 2001 Pennsylvania Avenue, N.W., Suite 675, Washington, D.C. 20006. C. Gregory Earls is a United States citizen and his principal occupation is being a venture capitalist. Under the terms of the Limited Liability Company Agreement of USV Partners, LLC, the manager has the sole power to vote the shares of Preferred Stock or Common Stock that USV Partners, LLC receives upon conversion of the Preferred Stock or exercise of the Warrants.

        None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        Pursuant  to  an  Investment  Agreement  between  the  Issuer  and  USV
Partners,  LLC  dated as of July 16,  1998  (the  "Investment  Agreement"),  USV
Partners, LLC has the right and obligation to purchase, for an aggregate purchase price of $5,000,000, (a) a warrant granting USV Partners, LLC the right to purchase 500,000 shares of Common Stock (the "Warrants") and (b) 500,000 shares of Series A Convertible Preferred Stock that may be converted into Common Stock (the "Preferred Stock"). USV Partners, LLC paid the Issuer $3,400,000 of the $5,000,000 purchase price on July 16, 1998. The source of the funds was personal contributions of the members of USV Partners, LLC. USV Management, LLC, the manager of USV Partners, LLC, contributed personal funds to USV Partners, LLC. Additionally, one of the members of USV Partners, LLC (the Earls Family Limited Partnership), which is controlled C. Gregory Earls (the sole member of USV Management LLC), funded its interest in USV Partners, LLC with a loan from
C. Gregory Earls. As of the date of this Schedule 13D, USV Partners, LLC does not have sufficient funds to pay the remaining amounts due the Issuer under this Investment Agreement, but C. Gregory Earls, the sole member of the manager of USV Partners, LLC, has represented to USV Partners, LLC that the Earls Family Limited Partnership will contribute the remaining $1,600,000 necessary to pay the Issuer.

Item 4.  Purpose of Transaction.

        Pursuant to the Investment Agreement, USV Partners, LLC has the right to elect a director to the Board of Directors of the Issuer. USV Partners, LLC has designated C. Gregory Earls to serve as a director. USV Partners, LLC seeks to influence the affairs of the Issuer to the extent possible through this director. USV Partners, LLC has, however, purchased the Preferred Stock and the Warrants it beneficially owns as of the date of this Schedule 13D for investment purposes. USV Partners, LLC also has an option to provide an additional $5,000,000 of financing to the Issuer, which financing may be either debt or equity financing. USV Partners, LLC intends to review market

SCHEDULE 13D (Continued)                                       Page 4 of 6 Pages

conditions on a continuing basis and, depending on various factors, including whether it receives additional funds from its members, the needs of the Issuer, the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, to decide whether it may in the future exercise the option to provide financing (which may take the form of equity), as it deems appropriate in light of the circumstances existing from time to time.

        Except as described above, USV Partners, LLC does not have any current plans or proposals which relate to or would result in any of the actions set forth in Parts (b) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

        (a), (b) According to the Form 10-Q filed by the Issuer with the SEC for the quarter ending September 30, 1998, there were 28,922,778 shares of Common Stock issued and outstanding. USV Partners, LLC has paid the Issuer $3,400,000 of the $5,000,000 purchase price under the Investment Agreement. The pro rata proportion of the shares of Preferred Stock and the Warrants, based on the amount paid to date, is 340,000 shares of Preferred Stock and 340,000 Warrants. If the Earls Family Limited Partnership contributes the balance of the purchase price to USV Partners, LLC, USV Partners, LLC will own 500,000 shares of Preferred Stock and 500,000 Warrants, after payment of such amount to the Issuer.

        Beginning January 12, 1999, USV Partners, LLC has the right to convert its shares of Preferred Stock to Common Stock and exercise its Warrants to purchase Common Stock. Based on the assumptions set forth in (c) below, if the Preferred Stock and the Warrants were exercised in full, USV Partners, LLC would directly own and would have sole power to vote or dispose of 7,642,857 shares of Common Stock, representing 20.9% of the Issuer.

        (c) Pursuant to the Investment Agreement, USV Partners, LLC has the right and obligation to purchase 500,000 Warrants and 500,000 shares of Preferred Stock. USV Partners, LLC may convert the Preferred Stock into Common Stock and exercise the Warrants beginning on January 12, 1999. The number of shares of Common Stock of the Issuer into which each share of Preferred Stock is convertible shall be equal to the result obtained by (x) dividing (I) the stated value of the Preferred Stock ($10.00) plus any accrued but unpaid dividends on such share of Preferred Stock, by (II) the Conversion Price as defined below; and (y) multiplying by the Conversion Factor, which adjusts the price for intervening Common Stock dividends or distributions or issuances of shares of Common Stock at less than market value. The "Conversion Price" shall be, if the Issuer achieves a certain earnings target, the average of the daily closing price for the Common Stock for the 15 trading days preceding December 31, 1998; provided that (A) if the average daily closing price is less than $0.70 per share of the Common Stock, the Conversion Price shall be $0.70 per share and (B) if the average of the daily closing price is more than $1.00 per share of Common Stock, the Conversion Price shall be $1.00 per share. If the Issuer does not meet the earnings target, the Conversion Price shall be $0.65. Each Warrant is exercisable for one share of Common Stock at an exercise price of $1.00 per share.

         If the Earls Family Limited Partnership contributes the balance of the purchase price to USV Partners, LLC, USV Partners, LLC will own 500,000 shares of Preferred Stock and 500,000 Warrants, after payment of such amount to the Issuer, and, based on such range of Conversion Prices, USV Partners, LLC would have the right to purchase between 5,500,000 and 8,192,308 shares of Common Stock, which would represent between 16.0% and 22.1% of the outstanding Common Stock at such time (assuming no other issuances other than the issuance of Common Stock and a full conversion of the Preferred Stock and a full exercise of the Warrants).

        The estimated ownership of 7,642,857 shares of Common Stock set forth in (b) above and on the Cover Page of this Schedule 13D is based on the current price of the Issuer's Common Stock. At the current price of the Issuer's Common Stock, the 500,000 shares of Preferred Stock would be converted at a $0.70 Conversion Price

SCHEDULE 13D (Continued)                                       Page 5 of 6 Pages

for 7,142,857 shares of Common Stock. Assuming full exercise of the 500,000 Warrants, USV Partners, LLC would own a total of 7,642,857 shares of Common Stock, representing 20.9% of the Issuer.

        (d), (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of July 16, 1998, the Issuer and USV Partners, LLC entered into a Registration Rights Agreement ("Registration Rights Agreement"), which
Registration Rights Agreement is attached hereto as Exhibit A and incorporated by reference into this Schedule 13D. Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide USV Partners, LLC certain demand and piggyback registration rights with respect to the Common Stock that USV Partners, LLC may receive upon conversion of the Preferred Stock, exercise of the Warrants or pursuant to any stock dividends or splits ("Registrable Securities"). The demand registration rights are exercisable from time to time but may only be validly exercised pursuant to a request by holders of Registrable Securities that constitute a majority of all of the Registrable Securities. With respect to the piggyback registration rights, if the Issuer at any time proposes to register the Issuer's securities for its own account or on behalf of other shareholders of the Issuer, the holders of the Registrable Securities have the right to have their Registrable Securities included in such registration. Such registration rights are subject to certain underwriter cutbacks. Also, as noted in Item 4 above, USV Partners, LLC has an option to provide an additional $5,000,000 of financing to the Issuer, which financing may be either debt or equity financing. Such option is set forth in the Investment Agreement, which is attached hereto as Exhibit B and incorporated by reference into this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit A         Registration Rights Agreement dated as of July 16, 1998 by and between the Issuer and USV Partners, LLC.

Exhibit B         Investment Agreement dated as of July 16, 1998 by and between the Issuer and USV Partners, LLC.

SCHEDULE 13D (Continued)                                       Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


Dated: November 23, 1998

                                USV PARTNERS, LLC

                                           By:  USV Management, LLC, its Manager


                                                     /s/ C. Gregory Earls
                                             -----------------------------------
                                                  By:    C. Gregory Earls
                                                  Title:  Sole Member

Exhibit A

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                          REGISTRATION RIGHTS AGREEMENT


                                     between


                             U.S. TECHNOLOGIES INC.


                                       and


                                USV PARTNERS, LLC




                            Dated as of July 16, 1998



--------------------------------------------------------------------------------

                          REGISTRATION RIGHTS AGREEMENT


                  This Registration Rights Agreement (this "Agreement") is entered into as of July 16, 1998, by and between U.S. Technologies Inc., a Delaware Corporation (the "Company") and USV Partners, LLC, a Delaware limited liability company (the "Investor").

                              W I T N E S S E T H :

                  WHEREAS, the Investor and the Company have entered into an Investment Agreement, pursuant to which, inter alia, the Investor is to purchase 500,000 shares of Series A Convertible Preferred Stock, with a par value of $0.02 (the "Series A Convertible Preferred Stock") and 500,000 warrants ("Warrants") to purchase 500,000 shares (subject to adjustment pursuant to the terms thereof) of common stock with a par value of $0.02 ("Common Stock"); and

                  WHEREAS, in connection with the purchase and sale of the Series A Convertible Preferred Stock and the Warrants, the Company has agreed, on the terms and conditions set forth herein, to register shares of Common Stock as set forth below.

                  NOW THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

                              ARTICLE I DEFINITIONS

         1.1 Definitions. As used herein, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "Action or Proceeding" means any action, suit, arbitration, proceeding or Governmental Authority investigation or audit.

         "Advice" has the meaning given it in Section 3.2 of this Agreement.

         "Affiliate" means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

         "Applicable Securities Authority" means the Commission or any other Governmental Authority with which a registration statement or similar form must be filed to issue securities under the Applicable Securities Laws.

         "Applicable Securities Law" means each Law applicable to the purchase and sale of securities of the Company, including, without limitation the Securities Act, the Exchange Act and "Blue Sky" laws and the rules and regulations promulgated thereunder.

         "Blocking Notice" has the meaning given it in Section 3.2 of this Agreement.

         "Business Day" means any Day other than a Saturday, Sunday or public holiday or the equivalent for banks under the laws of Washington, DC or Atlanta, GA.

         "Certificate of Designations" means the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company adopted by the Board of Directors of the Company as of July 10, 1998.

         "Closing" means the closing of the purchase and sale of the Series A Convertible Preferred Stock and the Warrants pursuant to the Investment Agreement.

         "Commission" means the United States Securities and Exchange Commission or any other U.S. federal agency at the time administering the Securities Act.

         "Common Stock" means the issued and outstanding shares of common stock of the Company, with par value of $0.02 per share.

         "Company Registration" means the registration pursuant to Section 2.3 hereof, and sale pursuant to such registration, under the Applicable Securities Laws, of substantially all of the Registrable Securities that are the subject of a Company Registration Notice.

         "Company Registration Notice" means a request to include Registrable Securities in a registration initiated by the Company pursuant to Section 2.3 hereof (a) made in writing, (b) by a Holder of Registrable Securities, (c) specifying the number of Registrable Securities to be offered for sale pursuant to the Company Registration (which may be any or all of the Registrable Securities owned by any Holder).

         "Day" means a calendar day.

         "Demand Registration" means the registration pursuant to Section 2.1 hereof and sale pursuant to such registration, under the Applicable Securities Laws, of substantially all of the Registrable Securities that are the subject of a Qualifying Request, which sales shall be made pursuant to a firm commitment underwritten secondary offering arranged for by the Company, unless the requirement of a firm commitment underwriting is waived in writing by the Holders of a majority of the Registrable Securities that are the subject of such Qualifying Request.

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

         "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any court, panel, judge, board, bureau, commission, agency or other entity, body or other Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to such government.

         "Holder"  means  the  Investor  and  each   Transferee  of  Registrable
Securities that has executed and become a Party to this Agreement.

         "Indemnified Party" has the meaning given it in Section 5.3 of this Agreement.

         "Indemnifying Party" has the meaning given it in Section 5.3 of this Agreement.

         "Investment Agreement" means the Investment Agreement dated as of July 16, 1998 by and between the Company and the Investor.

         "Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law in any country, or any state, province, county, city or other political subdivision thereof.

         "Order" means any writ, judgment, decree, injunction or similar order of any Governmental Authority (in each case whether preliminary or final).

         "Party" means a party to this Agreement.

         "Person" means and includes any individual, partnership, joint venture, corporation, trust, limited liability company, joint stock company, unincorporated organization, association or other entity and includes any Governmental Authority or any political subdivision or agency thereof.

         "Piggyback Notice" means a request for a Piggyback Registration (a) made in writing, (b) by a Holder of Registrable Securities, (c) specifying the number of Registrable Securities to be offered for sale pursuant to the Piggyback Registration (which may be any or all of the Registrable Securities owned by any Holder) and the intended disposition thereof.

         "Piggyback Registration" means the registration pursuant to Section 2.2 hereof, and sale pursuant to such registration, under the Applicable Securities Laws of substantially all of the Registrable Securities that are subject to a Piggyback Notice.

         "Qualifying Request" means a request for a Demand Registration (a) made in writing, (b) by a Holder or Holders of Registrable Securities constituting a majority of all Registrable Securities, (c) specifying the number of Registrable Securities to be offered for sale pursuant to the Demand Registration, and (d) specifying whether the Company is to arrange for a public sale in a firm commitment underwritten secondary offering of the Registrable Securities that are the subject of such request.

         "Registering Shareholder" has the meaning given it in Section 2.2(a) of this Agreement.

         "Registrable Security" means each share of Common Stock (a) into which a Series A Share is convertible, (b) for which a Warrant is exercisable, or (c) received with respect to a Series A Share, Warrant, or Registrable Security pursuant to any stock dividend, stock split, recapitalization or similar event; provided, however, that (i) a Holder of Series A Convertible Preferred Stock or of a Warrant shall be deemed to be the Holder of the Registrable Securities attributable to such Series A Convertible Preferred Stock or Warrant; and (ii) any Registrable Security will cease to be a Registrable Security when (A) such Registrable Security has been transferred pursuant to an effective registration statement or Rule 144 under the Securities Act or any comparable Applicable Securities Law covering such Registrable Security (but not including any transfer exempt from registration under any Applicable Securities Law), or (B) such Registrable Security is no longer held of record by a Holder.

         "Requesting Holder" has the meaning given it in Section 2.3(a) of this Agreement.

         "Requesting Piggyback Holder" has the meaning given it in Section 2.2(a) of this Agreement.

         "Securities Act" means the United States Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

         "Series A Convertible Preferred Stock" has the meaning given it in the recitals.

         "Series A Shares" means the shares of Series A Convertible Preferred Stock of the Company purchased by the Investor pursuant to the Investment Agreement and any additional or replacement shares of preferred or common stock issued with respect to Series A Shares upon any stock dividend, stock split, recapitalization or similar event.

         "Shareholder" means any holder of equity securities of the Company.

         "Transfer" means a sale, transfer, assignment, pledge, hypothecation or other disposition or encumbrance of capital stock or an interest therein.

         "Transferee" means, as applicable (a) any Person to which Registrable Securities are Transferred by a Holder; and (b) any Person to which a Warrant is Transferred by the Investor in accordance with the terms of such Warrant.

         "Warrants" means the Company's Common Stock Purchase Warrants issued to Investor pursuant to which the holder thereof has the right to purchase 500,000 shares of the Company's Common Stock as adjusted pursuant to the terms and conditions of the Warrant.

         1.2 Interpretation. Unless otherwise expressly provided herein (a) defined terms in the singular include the plural and vice versa, and the masculine, feminine and neuter gender include all genders; (b) the words "hereof," "herein" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) the words "include," "includes," and "including" mean include, includes and including "without limitation" and "without limitation by specification"; and
(d) references to any Person shall be construed as a reference to such Person and any permitted successors or assigns of such Person; (e) references to "consent" shall mean prior consent evidenced in writing; (f) terms such as "satisfactory to ______" "acceptable to _________," "in such manner as ______ may determine," to ______'s satisfaction," and phrases of similar import authorize and permit such Party to approve, disapprove, act or decline to act, unless otherwise specified herein, in its reasonable discretion without unreasonable delay or condition; and (g) references to Sections refer to Sections of this Agreement.

                         ARTICLE II REGISTRATION RIGHTS

         2.1 Demand Registrations. The Holders of Registrable Securities shall be entitled to require the Company to effect from time to time Demand Registration of the Registrable Securities pursuant to Qualifying Requests. If a Qualifying Request is made by fewer than all Holders of Registrable Securities, copies of the Qualifying Request shall be distributed by the Company to all Holders who are not Parties to such Qualifying Request within five Business Days after it is received by the Company. Each such Holder shall be entitled to join in the Qualifying Request by delivering written notice to the Company within ten Business Days after its receipt of a copy of the Qualifying Request from the
Company. Such notice shall specify the number of Registrable Securities that each Holder elects to include in the Qualifying Request and, if the Qualifying Request does not already include such a requirement, whether such Holder requires the Company to arrange for public sale in a firm commitment underwritten secondary offering of the Registrable Securities that are the subject of the Qualifying Request.

                  (a) Within 90 Days after receiving a Qualifying Request from any record Holder of Registrable Securities, the Company shall (i) prepare and file a registration statement under the Applicable Securities Laws covering the Registrable Securities which are the subject of such request, (ii) use its best efforts to cause such registration statement to become effective promptly thereafter and (iii) take appropriate steps to complete all other requirements for registration or qualification of the Registrable Securities under the Applicable Securities Laws.

                  (b) The Company shall use its best efforts to arrange for public sale in a firm commitment underwritten secondary offering of the Registrable Securities that are the subject of a Qualifying Request delivered pursuant to Section 2.1(a), unless the requirement of a firm commitment underwriting is waived in writing by a majority of the Holders of the Registrable Securities that are subject to such Qualifying Request. The Holders of a majority of the Registrable Securities that are the subject of such Qualifying Request shall have the right to designate the managing underwriter(s) of any such offering, subject to the consent of the Company, which consent shall not be unreasonably withheld. Except as provided in this Section 2.1(b), or as the Holders having delivered a Qualifying Request may consent in writing, the Company will not file with the Applicable Securities Authority any other registration statement with respect to its Common Stock (other than a registration effected on Form S-4, Form S-8 or any successor forms thereto), whether for its own account or that of other stockholders, from the date of receipt of the Qualifying Request until the completion of the period of distribution of the Registrable Securities contemplated thereby.

                  (c) If the Company grants any demand registration rights to another Person, the Company shall include within such demand registration rights an obligation on behalf of such Person to notify the Company in writing of its intent to exercise its demand registration rights at least 30 days prior to such exercise. Immediately after receipt of such notice but in no event later than three days after receipt thereof, the Company shall deliver a copy of such notice to the Holders. If the Holders exercise their demand registration rights hereunder, prior to the exercise of the demand registration rights held by the Person providing such notice, the Registrable Securities sought to be registered by the Holders shall be included in the registration statement and any associated offering prior to the securities sought to be registered by such other Person.

         2.2 "Piggyback" Registrations. (a) If, at any time after the Closing, the Company proposes or agrees to register any Common Stock (other than securities registered on Form S-4 or Form S-8 or any successor forms thereto) for the account of any Shareholder (each a "Registering Shareholder"), then in each such case the Company shall, not later than five Days after deciding or agreeing to register such shares, give written notice thereof to each Holder of Registrable Securities (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities). If, within 30 Days of the receipt by the Holders of any such written notice, any Holder (each a "Requesting Piggyback Holder") delivers to the Company a Piggyback Notice, subject to Section 2.4 hereof, the Company shall include in such registration statement the Registrable Securities specified in the Piggyback Notice. The Company shall have the right to designate the managing underwriter(s) of any such offering subject to the consent of the Registering Shareholder and the Requesting Piggyback Holders, which consent shall not be unreasonably withheld.

                  (b) If, at any time after giving written notice of the Piggyback Registration and prior to filing the registration statement filed in connection with such registration, the Registering Shareholder withdraws its request for registration or the Company shall determine for any reason either not to register any securities or to delay registration of such securities, the Company may, at its election, give written notice of such withdrawal by the Registering Shareholder, or determination by the Company, to each Requesting Holder and, thereupon, in the case of a withdrawal by the Registering Shareholder or a determination not to register by the Company, shall be relieved of its obligation to register any shares in connection with such registration. No registration effected under this Section 2.2 shall relieve the Company of its obligations to effect any registration upon request under Section 2.1, nor shall any such registration hereunder be deemed to have been effected pursuant to
Section 2.1.

         2.3 Company Registration. (a) If at any time or from time to time, the Company shall determine to register any of its securities for its own account, the Company will promptly give the record Holders of Registrable Securities written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities). If, within 30 Days of the receipt by the Holders of any such written notice, any Holder (each a "Requesting Holder") delivers to the Company a Company Registration Notice, subject to Section 2.4 hereof, the Company shall include in such registration statement the Registrable Securities specified in the Company Registration Notice.

                  (b) If, at any time after giving written notice of its intention to register any securities and prior to filing the registration statement filed in connection with such registration, the Company shall determine for any reason either not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Requesting Holder and, thereupon, in the case of a determination not to register, shall be relieved of its obligation to register any shares in connection with such registration. No registration effected under this Section 2.3 shall relieve the Company of its obligations to effect any registration upon request under Section 2.1, nor shall any such registration hereunder be deemed to have been effected pursuant to Section 2.1.

         2.4 Managing Underwriter Cut-Backs. In the event that one or more Holders request the Company to register Registrable Securities pursuant to Sections 2.1, 2.2 or 2.3, and the managing underwriter(s) advise any such Holder and the Company in writing that the inclusion in the registration statement of some or all of the Registrable Securities sought to be registered by all such Holders creates a significant risk that the price per share that such Holders and the Company will derive from such registration will be adversely affected or that the number of shares or securities sought to be registered is too large a number to be reasonably sold, the Company will include in such registration statement such number of shares or securities as the Company and such Holders are so advised in writing can be sold in such offering without such an effect, as follows and in the following order of priority:

                  (a) with respect to registrations pursuant to Section 2.1, first, the Registrable Securities sought to be registered by each Holder on a pro rata basis in proportion to the number of Registrable Securities sought to be registered by each Holder; and second, the number of shares or securities sought to be registered by any other holders who have a contractual, incidental "piggyback" right to include such securities in the registration statement;

                  (b) with respect to registrations pursuant to Section 2.2, first, the number of shares of Common Stock sought to be registered by the Registering Shareholder; second, on a pro rata basis in proportion to the number of Registrable Securities sought to be registered, the Registrable Securities of each of the Requesting Piggyback Holders; and third, the number of shares or securities sought to be registered by any other holders who have a contractual, incidental "piggyback" right to include such securities in the registration statement; and

                  (c) with respect to registrations pursuant to Section 2.3, first, the number of shares or securities sought to be registered by the Company; and second, on a pro rata basis in proportion to the number of Registrable Securities sought to be registered by each Requesting Holder.

         2.5 Other Registration Rights. Except as provided herein, no Person has any right of any nature to require the Company to register Common Stock of the Company owned by such Person, and the Company shall not enter into any agreement offering piggyback registration rights that are superior to the rights set forth in Sections 2.1, 2.2 or 2.3, without the prior written consent of the Holders of a majority of the Registrable Securities, which consent shall not be unreasonably withheld.

         2.6 Conversion of Registrable Securities. Series A Shares and Warrants shall be deemed automatically converted into their corresponding Registrable Securities immediately before sale of such Registrable Securities pursuant to a Registration Statement. Any unpaid portion or the exercise price for Registrable Securities attributable to Warrants shall be deducted from the proceeds of the sale and paid to the Company at the closing of such sale. Upon such automatic conversion, such converted Series A Shares shall be deemed to be canceled and shall cease to be outstanding.

                       ARTICLE III REGISTRATION PROCEDURES

         3.1 Company Obligations.  The Company will:

                  (a) furnish to the Holders drafts of each registration statement to the Applicable Securities Authority pertaining to any securities of the Company (each a "Registration Statement"), any prospectus, amendment or supplement thereto or any document incorporated by reference therein, which documents will be subject to the review and comments of each Holder as to matters regarding such Holder; and after filing, the Company shall furnish to the Holders such number of copies of such Registration Statement, each amendment and supplement thereto

(including any exhibits thereto), the prospectus included in such Registration Statement (including each preliminary prospectus), the documents incorporated by reference therein and such other documents as any Holder may reasonably request;

                  (b) use its best efforts to maintain the effectiveness of each registration statement filed pursuant to this Agreement, and take such other steps as are required by Applicable Securities Laws to maintain the registration or qualification in effect, until (i) such time as all Registrable Securities registered pursuant to the registration statement either have been sold pursuant to the registration statement or (ii) for a period of 180 days, whichever is shorter. Each Holder shall provide written notice to the Company within 15 Days after it has sold all of its Registrable Securities registered pursuant to this Agreement;

                  (c) notify the Holders in writing of the occurrence of an event requiring the preparation of a supplement or amendment to a prospectus and promptly prepare and file with the Applicable Securities Authority any such supplement or amendment; and

                  (d) use its best efforts to register or qualify the Registrable Securities registered pursuant to such Registration Statement under such other Applicable Securities Laws, except that the Company shall not be required to qualify to do business as a foreign corporation, subject itself to taxation or consent to general service of process in any jurisdiction where it is not currently obligated to be so qualified, in accordance with and subject to the terms and conditions contained herein.

         3.2 Suspension of Effectiveness. At least five business days prior to any disposition of Registrable Securities, Holder shall advise the Company of the dates on which such disposition is expected to commence and terminate, the number of Registrable Securities expected to be sold, the method of disposition and such other information as the Company may reasonably request in order to supplement the related prospectus in accordance with the Applicable Securities Laws. The Company may suspend dispositions under the registration statement and notify the Holder that it may not sell the Registrable Securities pursuant to any registration statement or prospectus (a "Blocking Notice") if (a) the Company's management determines in its reasonable good faith judgment that the Company's obligation to ensure that such registration statement and prospectus are current and complete would require the Company to take actions that might reasonably be expected to have a detrimental effect on any proposal, negotiations or plan by the Company or any of its subsidiaries to engage in any acquisition of assets (other than the ordinary course of business) or any merger, consolidation, tender offer, reorganization or similar transaction or
(b) the Company determines that the registration statement, the prospectus, any amendment or supplement thereto, or any document incorporated by reference therein contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that requires the making of any additions to or changes in the registration statement or the prospectus, in order to make the statements therein not misleading; provided that such suspension may not exceed 60 days. The Holder agrees by acquisition of the Registrable Securities that, upon receipt of a Blocking Notice from the Company, such Holder shall not dispose of, sell or offer for sale the Registrable Securities pursuant to such registration statement until such Holder receives (a) copies of the supplemented or amended prospectus, or until counsel for the Company shall have determined that such disclosure is not required due to subsequent events, (b) notice in writing (the "Advice") from the Company that the use of the prospectus may be resumed and (c) copies of any additional or supplemental filings that are incorporated by reference in the prospectus. If so directed by the Company in connection with any Blocking Notice, each Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession of the prospectus covering such Registerable Securities that was current immediately prior to the time of receipt of such Blocking Notice. In the event the Company shall give any Blocking Notice, the time regarding the effectiveness of such registration statement set forth in Section 2.1 shall be extended by the number of days during the period from and including the date of the giving of such Blocking Notice to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus, the Advice and any additional or supplemental filings that are incorporated by reference in the prospectus or the supplemental prospectus, as the case may be. Delivery of a Blocking Notice and the related suspension of any registration statement shall not constitute a default under this Agreement.

                   ARTICLE IV REGISTRATION EXPENSES; HOLDBACK

         4.1 Company Expenses. Except as provided in Section 4.2, all fees and expenses incident to the Company's performance of or compliance with this Agreement shall be borne by the Company, including, without limitation, the following fees and expenses: (a) all Applicable Securities Authority, self-regulatory organization, stock exchange and other registration and filing fees and listing fees; (b) the fees and expenses of the Company's compliance with securities or "Blue Sky" laws (including reasonable fees and disbursements of counsel in connection with "Blue Sky" qualifications of the Registrable Securities); (c) printing expenses; (d) all underwriting discounts and commissions not attributable to the sale of Registrable Securities; (e) the fees and disbursements of counsel for the Company and of one counsel for the selling Holders, collectively, in each relevant jurisdiction; (f) the fees and expenses of independent certified public accountants; (g) underwriters and other persons retained by the Company in connection with such registration; (h) fees of transfer agents and registrars; and (i) messenger and delivery expenses; provided, however, in connection with Demand Registration pursuant to Section 2.1, the Company shall pay such fees and expenses only with respect to the first time such right is exercised. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance obtained by the Company, and the expenses and fees for listing or authorizing for quotation the securities to be registered on each securities exchange on which any Registrable Securities are then listed or quoted.

         4.2 Holder Expenses. The selling Holders shall pay all underwriting discounts and commissions attributable to the sale of Registrable Securities and all of the selling Holders' internal expenses incurred in connection with the offering (including, without limitation, all salaries and expenses of the selling Holders' officers and employees performing legal or accounting duties, but excluding fees and expenses of the selling Holders' counsel that are payable by the Company under Section 4.1).

         4.3 Restrictions on Public Sale by Holder of Registrable Securities. To the extent not inconsistent with Applicable Law, each Holder whose securities are included in a registration statement agrees not to effect any public sale or distribution of the issue being registered or a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the Securities Act, during the 14 days prior to, and during the 90-day period beginning on, the effective date of such registration statement (except as part of such registration), if and to the extent requested by either the Company in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter(s) in the case of an underwritten public offering.

         4.4 Restrictions on Public Sale by the Company and Others. The Company agrees not to effect any public sale or distribution of any securities similar to those being registered, or any securities convertible into or exchangeable for such securities (other than any such sale or distribution of such securities in connection with any merger or consolidation by either the Company or any subsidiary thereof of the capital stock or all or substantially all of the assets of any other Person or in connection with an employee stock option plan or benefit plan), during the 14 days prior to, and during the 90-day period beginning on, the effective date of any registration statement in which the Holders are participating or the commencement of a public distribution of the Registrable Securities.

                     ARTICLE V INDEMNIFICATION; CONTRIBUTION

         5.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder, each of such Holder's officers, directors, partners, employers and agents, and each person controlling any such persons, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement and, if requested by any underwriter, such underwriter, and each person who controls such underwriter, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, and any of the foregoing incurred in settlement of any litigation, commenced or threatened) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or prospectus contained therein or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any Applicable Securities Law applicable to the Company and relating to action or inaction by the Company in connection with any registration, qualification or compliance required hereunder or arising out of or based upon the Company's breach of any representation, warranty, covenant or agreement contained in this Agreement;

provided, however, that the Company shall not be liable in any such case to the extent any of such losses, claims, damages, liabilities or expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by such Holder expressly for use therein. In addition to any other information furnished in writing to the Company, expressly for use therein, by the Holder, the information in the registration statement under the caption "Selling Shareholders" (or any similarly captioned section containing the information required pursuant to Item 507 of Regulation S-K promulgated pursuant to the Securities Act) shall be deemed information furnished in writing to the Company by the Holder; provided that the Company has complied with its obligations pursuant to Section 3.1(a).

         5.2 Indemnification by Holders. Each Holder agrees severally to indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company and, if requested by any underwriter, such underwriter, and each person who controls such underwriter, to the same extent as the foregoing indemnity from the Company set forth above in Section 5.1, but only with respect to information furnished in writing by such Holder, or on its behalf, expressly for use in the Registration Statement or prospectus relating to the Registrable Securities any amendment or supplement thereto or any preliminary prospectus and provided that the obligation of each Holder to indemnify will be several and not joint. In case any Action or Proceeding shall be brought against the Company or its directors or officers or any such controlling person or an underwriter or a controlling person of an underwriter (if indemnity has been requested by such underwriter) in respect of which indemnity may be sought against the Holder, the Holder shall have the rights and duties given to the Company, and the Company or its directors or officers or such controlling person or any such underwriter or controlling person of any such underwriter shall have the rights and duties given to the Holder, by the preceding Section 5.1 hereof. Each Holder's indemnity obligations under this
Section 5.2 and contribution obligations under Section 5.4 shall be limited, in the aggregate, to the net sales proceeds actually received by it in connection with the applicable offering.

         5.3 Conduct of Indemnification Proceedings. If any Action or Proceeding (including any governmental investigation) shall be brought or asserted against any person entitled to indemnification under Section 5.1 or 5.2 above (an "Indemnified Party") in respect of which indemnity may be sought from any Party who has agreed to provide such indemnification (an "Indemnifying Party") and the Indemnifying Party acknowledges in writing to the Indemnified Party that the Indemnified Party is entitled to indemnity by the Indemnifying Party hereunder, the Indemnifying Party shall assume the defense of such Action or Proceeding, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all expenses. Such Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (a) the Indemnifying Party has agreed to pay such fees and expenses, or (b) such Indemnified Party shall have been advised by counsel that there is an actual or potential material conflict of interest on the part of counsel employed by the Indemnifying Party to represent such Indemnified Party. If counsel advises the

Indemnified Party of such a conflict of interest, or if the Indemnifying Party fails to acknowledge in writing that the Indemnified Party is entitled to indemnity hereunder, the Indemnifying Party shall not have the right to assume the defense of such Action or Proceeding on behalf of such Indemnified Party and, upon written notice to the Indemnifying Party, the Indemnified Party may employ separate counsel at the expense of the Indemnifying Party; it being understood, however, that the Indemnifying Party shall not, in connection with any one cause Action or Proceeding or separate but substantially similar or related Actions or Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such Indemnified Parties, which firm shall be designated in writing by such Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such Action or Proceeding or any threatened Action or Proceeding effected without its written consent, but if settled with its written consent or if there be a final judgment of the plaintiff in any such Action or Proceedings, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. The failure of any Indemnified Party to give prompt notice of a claim for indemnification hereunder shall not limit the Indemnifying Party's obligations to indemnify under this Agreement, except to the extent such failure is prejudicial to the ability of the Indemnifying Party to defend the action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement unless (x) there is no finding or admission of any violation of any rights of any Person and no effect on any other claims that be made against any indemnified party, (y) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and
(z) such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

         5.4 Contribution. If the indemnification provided for in this Article V is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities or judgment referred to herein, then such Indemnifying Party, in lieu of Indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities and judgments in the following manner: as between the Indemnifying Party on the one hand and any Indemnified Party entitled to indemnification under Section 5.1 on the other, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and any Indemnified Party entitled to indemnification under Section 5.2 on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of any Indemnified Party entitled to indemnification under Section 5.2 on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Party, and the Party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No person guilty of fraudulent misrepresentation (within the means of subsection 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         5.5 Survival. The indemnity and contribution agreements contained in this Article V shall remain operative and in full force and effect with respect to any sales of Registrable Securities made pursuant to a Registration Statement regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Indemnified Party or by or on behalf of the Company, and
(c) the consummation of the sale or successive resale of the Registrable Securities.

                            ARTICLE VI MISCELLANEOUS

         6.1 Rules 144 and 144A. The Company covenants that following the registration of Registrable Securities it will file any reports required to be filed by it under the Securities Act and the Exchange Act so as to enable Holders holding registered Registrable Securities to sell such Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rules 144 and 144A under the Securities Act, as each such Rule may be amended from time to time, or (b) any similar rule or rules hereafter adopted by the Commission. Upon the request of any such Holder, the Company will forthwith deliver to such Holder a written statement as to whether it has complied with its obligation pursuant to this Section 6.1 to file any reports required to be filed by it under the Securities Act and the Exchange Act. In connection with any transfer pursuant to this Section 6.1, upon the written request of the Company, the Holder shall furnish to the Company such information so that the Company may ensure that the Holder has complied with the limitations set forth in Rules 144 and 144A or any similar rule or rules hereafter adopted by the Commission.

         6.2      Dispute Resolution.

                  (a) All disputes, controversies, and claims directly or indirectly arising out of or in relation to this Agreement or the validity, interpretation, construction, performance, breach or enforceability of this Agreement shall be finally, exclusively and conclusively settled by binding arbitration, as provided in this Section, under the International Rules of Conciliation and Arbitration of the American Arbitration Association (the "AAA") which are in effect as of the Closing.

                  (b) The arbitral tribunal shall be composed of three arbitrators, each of which shall be appointed by the then President of the AAA. The arbitration proceedings shall be conducted in the English language, and all documents not in English submitted by any party must be accompanied by an English translation. The arbitration proceedings shall be conducted and any arbitral award shall be made in Atlanta, GA. No discovery shall be conducted except by written agreement of all Parties.

                  (c) The Parties agree: (i) that the arbitrator shall have no authority to award punitive damages or any damages other than those recoverable in accordance with this Agreement (which may include reasonable attorneys' fees and other costs of arbitration); (ii) to be bound by any arbitral award or Order resulting from any arbitration conducted thereunder and that any such award or Order shall be a reasoned award, shall be in writing, shall specify the factual and legal basis for the award, shall be final and binding; (iii) not to commence, procure, participate in, or otherwise be involved as a party in any claim, Action or Proceeding that might result in any Order concerning a dispute (except for initialing Actions or Proceedings to obtain a judgment recognizing or enforcing an arbitral award or Order and except for applications, claims, Actions or Proceedings by the Parties, seeking interim interlocutory or other provisional relief in any court having jurisdiction, but only on the ground that the award to which the applicant may be entitled may be rendered ineffectual without such provisional relief); (iv) any monetary award shall be made and payable in U.S. Dollars, in each case through a bank selected by the recipient of the award, together with interest therein at the lesser of the one year London Interbank Offered Rate (LIBOR), as appearing in the Reuters screen, plus five percent or the maximum interest rate permissible under applicable Law, from the date the award is granted to but excluding the date it is paid in full; and
(v) that judgment or any arbitral award or Order resulting from an arbitration conducted under this Section may be entered in any court of competent jurisdiction, having jurisdiction thereof or having jurisdiction over either Party or any of their assets.

                  (d) The Company and the Investor hereby irrevocably waive and exclude all rights of appeal, challenge, or recourse to any court from any arbitral award or Order resulting from any arbitration conducted under this Section (except for initiating Actions or Proceedings to obtain a judgment recognizing or enforcing an arbitral award or Order and except for Actions or Proceedings seeking interim, interlocutory or other provisional relief in any court having jurisdiction, but only on the ground that the award to which the applicant may be entitled may be rendered ineffectual without such provisional relief). Each of the Parties to this Agreement hereby consents to the non-exclusive jurisdiction of any court of competent jurisdiction in the State of Delaware for all Actions or Proceedings to obtain a judgment recognizing or enforcing an arbitral award or Order and waives any defense or opposition to such jurisdiction.

                  (e) The arbitrators, in their discretion, may consolidate two or more arbitrations or claims between any of the Parties arising pursuant to this Agreement or any other agreement among the parties or to which the Investor and shareholders of the Company are a party into one arbitration, or terminate any such consolidation and/or establish other arbitration proceedings for different claims that may rise in any one arbitration. Notwithstanding the foregoing, the arbitrators shall consolidate arbitrations and/or claims, if they determine that it would be more efficient to consolidate such arbitrations and/or claims than to continue them separately and (i) there are matters of fact or law that are common to the arbitrations and/or claims to be consolidated,
(ii) there are related payment and performance obligations considered in the arbitrations and/or claims to be consolidated or (iii) there is a danger of inconsistent awards.

                  (f) Each Party shall bear its own expenses in connection with the arbitration provided in this Section, provided that the fees of the arbitrators shall be divided equally between the Parties.

         6.3 Amendments and Waivers. The provision of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, other than as mutually agreed upon in writing by the Company and the Holders.

         6.4 Notices. Any notices or communications required or permitted hereunder shall be in writing and shall be delivered by hand, international courier, or facsimile (confirmed by international courier) addressed as follows:

         If to the Investor:                USV Partners, LLC
                                            Attn:  C. Gregory Earls
                                            c/o U.S. Viewing Corporation
                                            2001 Pennsylvania Avenue, NW
                                            Suite 675
                                            Washington, DC 20006
                                            Telephone:  202-466-3100
                                            Facsimile:   202-466-4557

         with a copy to:                    Wilmer, Cutler & Pickering
                                            Attn:  Duane D. Morse
                                            2445 M Street, NW
                                            Washington D.C. 20037
                                            Telephone:   (202) 663-6041
                                            Facsimile:   (202) 663-6363

         If to Company:                     U.S. Technologies Inc.
                                            Attn:  Kenneth H. Smith
                                            3901 Roswell Road
                                            Suite 300
                                            Marietta, GA 30062
                                            Telephone:  770-565-4311
                                            Facsimile:   770-565-8815

        with a copy to:                     Smith, Gambrell & Russell, LLP
                                            Attn:  W. Thomas King
                                            1230 Peachtree Street, N.W.
                                            Promenade II, Suite 3100
                                            Atlanta, GA 30309-3592
                                            Telephone:  404-815-3678
                                            Facsimile:  404-815-3509

         Any Party may, on 15 days' notice given in accordance with this Section
6.4 to the other Parties, designate another address or Person for receipt of notices hereunder. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) in the case of a facsimile transmission, when received by recipient in legible form and sender has received an electronic confirmation of receipt of the transmission; (b) in the case of delivery by a standard overnight courier, upon the date of delivery indicated in the records of such courier; (c) in the case of delivery by hand, when delivered by hand; or (d) in the case of delivery by first class (registered or certified) mail, upon the expiration of seven Business Days after the day when mailed (postage prepaid, return receipt requested), addressed to the respective Parties at the above address (or such other address for a party as shall be specified by like notice).

         6.5 Successors and Assigns. A Holder may assign, without the Company's consent, and shall be deemed to have assigned, such Holder's rights and benefits with respect to the Registrable Securities that are transferred to a Transferee. A Transferee that becomes bound by the terms of this Agreement shall retain the rights and benefits of the transferor and become a Holder under this Agreement. The Company may not assign any rights, benefits or obligations under this Agreement without prior written consent of a majority of the Holders; provided, however, that any person the Company is merged with or consolidated into or to any person to whom the Company sells substantially all of its assets shall be bound by this Agreement. This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of the Company and the Holders.

         6.6 Counterparts. This Agreement may be executed in a number of identical counterparts and it shall not be necessary for each Party to execute each of such counterparts, but when each has executed and delivered one or more of such counterparts, the several parts, when taken together, shall be deemed to constitute one and the same instrument, enforceable against each in accordance with its terms. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought.

         6.7 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         6.8 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to its principles of conflict of laws thereof.

         6.9 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never constituted a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

         6.10 Entire Agreement. This Agreement and the Investment Agreement are intended by the Parties as final expression of their agreement and are intended to be a complete and exclusive statement of their agreement and understanding in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

         6.11 Third Party Beneficiaries. Other than Indemnified Parties not a party hereto, this Agreement is intended for the benefit of the Company, the Holders and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

         6.12 Obligations Several; Independent Nature of Each Holder's Rights. Each obligation of any Holder is several and no such Holder shall be responsible for the obligations of any other Holder. Nothing contained herein, and no action taken by any such Holder pursuant hereto, shall be deemed to constitute such Holders as a partnership, an association, a joint venture or any other kind of entity. Each Holder shall be entitled to protect and enforce its rights arising out of this Agreement without notice to or the consent of any other person, except as specifically provided herein, and it shall not be necessary for any other such Holder to be joined as an additional party in any proceeding for such purpose.

         6.13 Nonwaiver. No course of dealing or any delay or failure to exercise any right, power or remedy hereunder on the part of any Holder shall operate as a waiver of or otherwise prejudice such Holder's rights, powers or remedies.

         6.14 Remedies. The Company and the Investor acknowledge that the remedies at law in the event of any default or threatened default in the performance of or compliance with any of the terms of this Agreement are not and will not be adequate and that, to the fullest extent permitted by law and equity, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise without requiring any bond or other security, unless otherwise required by applicable law (which cannot be waived).

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                  U.S. TECHNOLOGIES INC


                                  By: /s/ Kenneth H. Smith
                                      --------------------
                                  Name:   Kenneth H. Smith
                                  Title:  President and Chief Executive Officer



                                  USV PARTNERS, LLC

                                  By:  USV MANAGEMENT, LLC


                                  By:  /s/ C. Gregory Earls
                                       --------------------
                                  Name:    C. Gregory Earls
                                  Title:   Sole Member

Exhibit B

--------------------------------------------------------------------------------




                              INVESTMENT AGREEMENT


                                     between


                             U.S. TECHNOLOGIES INC.


                                       and


                                USV PARTNERS, LLC




                            Dated as of July 16, 1998



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


ARTICLE I  DEFINITIONS.........................................................1
     1.1      Definitions......................................................1
     1.2      Interpretation...................................................8
     1.3      Accounting Terms.................................................9

ARTICLE II  PURCHASE AND SALE OF PREFERRED SHARES..............................9
     2.1      Purchase and Sale of Preferred Shares and Warrants...............9
     2.3      Use of Proceeds..................................................9

ARTICLE III  TERMS OF PREFERRED SHARES AND WARRANTS............................9
     3.1      The Preferred Shares and Warrants................................9

ARTICLE IV  CONDITIONS PRECEDENT TO INVESTOR'S OBLIGATION
     TO CLOSE.................................................................10
     4.1      Representations and Warranties..................................10
     4.2      Documentation at Closing........................................10
     4.3      Amended Organizational Documents................................11
     4.4      Key Person Life and Directors and Officers Liability Insurance..11
     4.5      Unaudited Financial Statements..................................11
     4.6      No Material Adverse Change......................................12
     4.7      Amended Form 10-K and Form 8-K..................................12
     4.8      Closing Price...................................................12

ARTICLE V  CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATION
     TO CLOSE.................................................................12
     5.1      Representations and Warranties..................................12
     5.2      Documentation at Closing........................................12

ARTICLE VI  REPRESENTATIONS AND WARRANTIES OF THE INVESTOR....................13
     6.1      Organization....................................................13
     6.2      Authority.......................................................13
     6.3      Consents and Approvals..........................................13
     6.4      No Conflict or Violation........................................13
     6.5      Litigation......................................................14
     6.6      Certain Fees....................................................14
     6.7      Disclosure......................................................14
     6.8      Investment Representation.......................................14

ARTICLE VII  REPRESENTATIONS AND WARRANTIES CONCERNING THE
         COMPANY GROUP........................................................15

     7.1      Organization....................................................15
     7.2      Corporate Action................................................15
     7.3      Capitalization of the Company: Status of Capital Stock..........16
     7.4      Capital Stock of Subsidiaries...................................16
     7.5       Subsidiaries...................................................16
     7.6      Governmental Approvals..........................................16
     7.7      No Conflict or Violation.  .....................................17
     7.8      Taxes...........................................................17
     7.9      Financial Statements............................................18
     7.10     Absence of Certain Changes or Events............................18
     7.11     Real Property...................................................20
     7.12     Personal Property...............................................20
     7.13     Litigation......................................................21
     7.14     Legal Compliance................................................21
     7.15     Environmental Matters...........................................21
                      (a)     Compliance......................................21
                      (b)     Environmental Permits...........................21
                      (c)     Environmental Claims............................21
                      (d)     Release of Hazardous Materials..................22
                      (e)     Underground Storage.............................22
                      (f)     Asbestos, PCBs, Etc.............................22
     7.16     Insurance............................................23
     7.17     Intellectual Property...........................................23
     7.18     Labor Matters...................................................23
     7.19     Employee Benefits...............................................24
     7.20     Contracts.......................................................25
     7.21     Absence of Undisclosed Liabilities..............................26
     7.22     No Illegal or Improper Transactions.............................26
     7.23     Certain Fees....................................................26
     7.24     Substantial Customers and Suppliers.............................26
     7.25     Books and Records...............................................26
     7.26     Assumptions or Guarantees of Indebtedness of Other Persons......27
     7.27     Disclosure......................................................28
     7.28     Securities Act..................................................28
     7.29     Registration Rights.............................................28
     7.30     U.S. Real Property Holding Corporation..........................28
     7.31     Investments in Other Persons....................................28
     7.32     Computer Programs and Software..................................28

ARTICLE VIII  COVENANTS.......................................................29
     8.1      Affirmative Covenants of the Company............................29
                      (a)     Financial and Business Information..............29
                      (b)     Notice of Certain Events........................30

                      (c)     Inspection Rights...............................30
                      (d)     Keeping of Records and Books of Account.........30
                      (e)     U.S. Real Property Holding Corporation..........30
                      (f)     Board of Directors and Committees...............30
                      (g)     Additional Financing............................31
                      (h)     Accounting Controls and Systems.................31
                      (i)     Directors and Officers Liability Insurance......31
      8.2      Covenants of the Investor......................................31
                      (a)     Permitted Transfers.............................32
                      (b)     Securities Laws.................................33
      8.3      Affirmative Covenant of the Kenneth H. Smith...................33

ARTICLE IX  INDEMNIFICATION...................................................33
      9.1      Indemnification................................................33

ARTICLE X  TERMINATION........................................................34
      10.1     Termination by Either of the Investor or the Company...........34
      10.2     Effect of Termination and Abandonment..........................34

ARTICLE XI  MISCELLANEOUS.....................................................35
      11.1     Severability...................................................35
      11.2     Specific Enforcement. .........................................35
      11.3     Entire Agreement; Amendments. .................................35
      11.4     Notices........................................................35
      11.5     Waivers........................................................37
      11.6     Headings.......................................................37
      11.7     Successors and Assignees.  ....................................37
      11.8     No Third Party Beneficiaries...................................37
      11.9     Counterparts...................................................37
      11.10    Governing Law..................................................37
      11.11    Dispute Resolution.............................................37
      11.12    Drafting.......................................................39
      11.13    Waiver of Jury Trial...........................................39
      11.14    Costs, Expenses and Taxes......................................39
      11.15    Further Assurances. ...........................................39
      11.16    Disclosure to Other Persons....................................39

EXHIBIT 3.1(a) - CERTIFICATE OF DESIGNATIONS

EXHIBIT 3.1(b) - WARRANTS

SCHEDULES

                              INVESTMENT AGREEMENT


         This Investment Agreement (the "Agreement") is made as of this 16th day of July 1998, by and between USV Partners, LLC, a limited liability company organized under the laws of the State of Delaware (the "Investor"), and U.S. Technologies Inc. (the "Company"), a Delaware corporation (each, individually, a "Party" and, collectively, the "Parties").

                              W I T N E S S E T H:

         WHEREAS, the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company, certain securities of the Company, upon the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the Parties hereto agree as follows:

                              ARTICLE I DEFINITIONS

         1.1 Definitions. As used herein, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "AAA" shall have the meaning given to it in Section 11.11(a).

         "ACM" shall have the meaning given to it in Section 7.15(f).

         "Action or Proceeding" means any action, suit, arbitration, proceeding or Government Entity investigation or audit.

         "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person. For the purposes of this definition, a Person shall be deemed to control another Person if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through ownership of voting securities, by contract or otherwise.

         "Agreement" means this Investment Agreement as from time to time amended and in effect between the Parties, including all schedules and exhibits hereto.

         "Audited Financial Statements" has the meaning given it in Section 7.9.

         "Benefit Arrangement" means any arrangement, obligation, custom, or practice, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees, agents, or independent contractors, other than any obligation, arrangement, custom or practice that is a Benefit Plan, including, without limitation, employment agreements, severance agreements, executive compensation arrangements, including but not limited to stock options, restricted stock rights and performance unit awards, incentive programs or arrangements, sick leave, vacation pay, severance pay policies, plant closing benefits, salary continuation for disability, consulting, or other compensation arrangements, workers' compensation, retirement, deferred compensation, bonus, stock purchase, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, employee discounts, employee loans, any plans subject to
Section 125 of the Code, and any plans providing benefits or payments in the event of a change of control, change in ownership or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof, in each case with respect to any present or former employees, directors or agents.

         "Benefit Plan" has the meaning given in Section 3(3) of ERISA.

         "Benefits" means any employee retirement, severance, profit sharing, bonus, vacation, insurance, medical, social contribution, contribution for occupational accidents, meals, travel or vehicle allowances, or any similar benefit granted by any Member, whether under any employment contract, collective bargaining arrangement, any other employee compensation arrangement, or required under any applicable Law or Order.

         "Board" means the Board of Directors of the Company.

         "Books and Records" means all titles, documents, instruments, papers, books and records relating to the business and operations of any Member, including financial statements, tax returns and related workpapers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates, corporate books, stock transfer ledgers, contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

         "Business Day" means any day other than a Saturday, Sunday or public holiday or the equivalent for banks under the laws of Washington, D.C. or Atlanta, GA.

         "Capital Lease" means any lease of property (real, personal or mixed) which, in accordance with GAAP, is required to be capitalized on the lessee's balance sheet.

         "Certificate of Designations" means the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of U.S. Technologies Inc., adopted by the Board of Directors on July 10, 1998.

         "Closing" has the meaning given it in Section 2.2.

         "Closing  Price"  shall mean for each share of Common Stock for any day
(x) the last sale price, regular way, or, in case no such sale takes place on such day, the average closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on NASDAQ National Market System, the New York Stock Exchange or the American Stock Exchange, as applicable or (y) the last sale price, regular way, before 5:00 p.m., or, in case no such sale takes place on such day, the average closing bid and asked prices, regular way, in either case as reported on the NASDAQ OTC Bulletin Board.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Common Stock" means (a) the Company's common stock, with a par value of $0.02 per share, as authorized on the date of this Agreement, (b) any other capital stock of any class or classes (however designated) of the Company, authorized on or after the date hereof, the holders of which shall have the right, without limitation as to amount per share, either to all or to a share of the balance of current dividends and liquidating distributions after the payment of dividends and distributions on any shares entitled to preference in the payment thereof, and the holders of which shall ordinarily, in the absence of contingencies, be entitled to vote for the election of directors of the Company, and (c) any other securities into which or for which any of the securities described in (a) or (b) above may be converted or exchanged pursuant to a plan or recapitalization, reorganization, merger, sale of assets or otherwise.

         "Company" means U.S. Technologies Inc., a Delaware corporation, and its successors and permitted assigns.

         "Company Benefit Arrangement" means any Benefit Arrangement sponsored or maintained by any Member or with respect to which any Member has or may have any liability (whether actual, contingent, with respect to any of its assets or otherwise) as of the Closing, in each case with respect to any present or former directors, employees, or agents of the Company Group.

         "Company Group" means the Company and each of its Subsidiaries, including, without limitation, Labor-to-Industry Inc., a Texas corporation, and Service-to-Industry Inc., a Delaware corporation.

         "Company Group Business" means and includes, with respect to any date, all businesses engaged in by any Member.

         "Company Plan" means, as of the Closing, any Benefit Plan for which any Member is the "plan sponsor" (as defined in Section 3(16)(B) of ERISA, without regard to whether that statute applies) or any Benefit Plan maintained by any Member or to which any Member is obligated to make payments, in each case with respect to any present or former employees of the Company Group. Company Plan includes any Qualified Plan terminated since January 1, 1994.

         "Contracts" has the meaning given it in Section 7.20(a).

         "Environmental Claims" means any and all claims, actions, causes of action, or other written notices by any Person alleging potential Liability (including, without limitation, potential liability for investigatory costs, cleanup costs, Government Entity response costs, natural resources damages, property damages, personal injuries, or civil or criminal penalties) arising out of or resulting from (a) the presence or release into the environment of any Hazardous Material at any location, whether or not owned or operated by any Member, or (b) circumstances forming the basis of any violation of any Environmental Laws.

         "Environmental Laws" means any and all applicable Laws, Orders and Licenses having the effect of law under the laws of the United States or any state, province, county, city or other political subdivision thereof relating to human health, the environment or to emissions, discharges or releases of pollutants, contaminants, Hazardous Materials or wastes into the environment, including without limitation, ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Materials or wastes or the clean-up or other remediation thereof.

         "Environmental Permits" means any and all Licenses of any Government Entity relating to or required by Environmental Laws and necessary or proper for the Company Group Business.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any regulation or rule issued thereunder.

         "ERISA Affiliate" means any Person that together with any Member, would be or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and any general partnership of which any Member is or has been a general partner.

         "GAAP" shall mean the generally accepted accounting principles of the United States consistently applied.

         "Government Entity" means any court or tribunal or administrative, governmental or regulatory body, agency, commission, division, department, public body or other authority.

         "Hazardous Materials" means any and all toxic, radioactive, caustic or otherwise hazardous substances, including petroleum, its derivatives, petroleum derivative gases, by-products and other hydrocarbons, and any and all substances having any constituent elements displaying any of the foregoing characteristics, including, without limitation, any and all substances regulated under Environmental Laws.

         "Indebtedness" means all obligations, contingent and otherwise which should, in accordance with GAAP, be classified upon the obligor's balance sheet as liabilities, but in any event including, without limitation, liabilities secured by any mortgage on property owned or acquired subject to such mortgage, whether or not the liability secured thereby shall have been assumed, and also including, without limitation, (a) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be so reflected in said balance sheet except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, and (b) the present value of any Capital Leases.

         "Indebtedness for Money Borrowed" of a Person means at any time the sum at such time, without duplication, of (a) Indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (b) any obligations of such Person in respect of letters of credit, banker's or other acceptances or similar obligations issued or created for the account of such Person, (c) obligations of such Person with respect to Capital Leases, (d) all liabilities secured by any Lien on any property owned by such Person, to the extent attached to such Person's interest in such property even though such Person has not assumed or become personally liable for the payment thereof, and
(e) obligations of third parties which are being guaranteed or indemnified against by such Person or which are secured by the property of such Person; but excluding trade and other accounts payable in the ordinary course of business in accordance with customary trade terms and which are not overdue (as determined in accordance with past practices) or which are being disputed in good faith by such Person and for which adequate reserves are being provided on the books of such Person in accordance with GAAP.

         "Indemnified Liability" has the meaning given it in Section 9.1.

         "Indemnitees" has the meaning given it in Section 9.1.

         "Investment Assets" means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by any Member.

         "Investment Documents" shall mean this Agreement, the Preferred Shares, the Certificate of Designations, the Warrants and the Registration Rights Agreement.

         "Investor" means USV Partners, LLC, a Delaware limited liability company.

         "Knowledge" means, with respect to any Person except the Company, the knowledge that such Person has or should have after reasonable inquiry.

         "Knowledge of the Company" means the actual or constructive knowledge of the Company and of the directors and Principal Officers of any Member, other than C. Gregory Earls.

         "Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law in the United States, or any state, province, county, municipality or other political subdivision thereof.

         "Leased Real Property" has the meaning given it in Section 7.11(b).

         "Leased Real Property Tangible Assets" has the meaning given it in
 Section 7.11(d).

         "Liabilities"   means   all   Indebtedness,   obligations,   and  other
liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

         "Licenses"  means  all  licenses,  permits,  certificates,   approvals,
registrations, franchises and similar consents granted or issued by a Government Entity or any other Person.

         "Lien" means any mortgage, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge, preference, priority or other security agreement, option, warrant, attachment, right of first refusal, preemptive, conversion, put, call or other claim or right, restriction on transfer (other than restrictions imposed by applicable securities Laws), or preferential arrangement of any kind or nature whatsoever (including any restriction on the transfer of any assets), any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing and the filing of any financing statement or similar document with any pertinent public or private registry.

         "Losses" has the meaning given it in Section 9.1(a).

         "Material Adverse Effect" means, with respect to any Member, a material adverse effect on the business, assets, liabilities, revenues, costs and expenses, income before provision for income taxes, operations or condition, financial or otherwise, of the Company Group as a whole. In determining whether any individual event would result in a Material Adverse Effect, notwithstanding that such event does not of itself have such effect, a Material Adverse Effect shall be deemed to have occurred if the cumulative effect of such event and all other then existing events could reasonably be expected to result in a Material Adverse Effect.

         "Member"  means any member of the Company Group.

         "Net Worth" means, with respect to any Member and as of any date, the assets of such Member less the liabilities of such Member, in each case as of such date and calculated in accordance with GAAP.

         "Order" means any writ, judgment, decree, injunction or similar order of any Government Entity (in each case whether preliminary or final).

         "Organizational Documents" means with respect to any Person, articles of incorporation, certificates of incorporation, by-laws, partnership agreement, articles of association, joint venture or other agreement, instrument or document, individually or collectively, pursuant to which such Person is established or organized, and that governs the internal affairs of such Person, as such documents may be amended from time to time.

         "Owned Real Property" has the meaning given it in Section 7.11(a).

         "Party" means any party to this Agreement.

         "PCBs" has the meaning given to it in Section 7.15(f).

         "Person" means and includes any individual, partnership, joint venture, corporation, trust, limited liability company, joint stock company, unincorporated organization, Government Entity or any political subdivision or agency thereof, or any other entity.

         "Personal Property" has the meaning given it in Section 7.12.

         "Preferred Shares" has the meaning given it in Section 2.1.

         "Preferred Stock" means all series of preferred stock of the Company.

         "Principal Officer" means any management level employee.

         "Purchase Price" has the meaning given it in Section 2.1.

         "Qualified Plan" means any Company Plan that meets, purports to meet, or is intended to meet the requirements of Section 401(a) of the Code.

         "Registration Rights Agreement" means the registration rights agreement by and between the Company and the Investor dated as of July 16, 1998.

         "Securities Act" means the Securities Act of 1933, as amended, or any similar successor federal statute, and the rules and regulations of the United States Securities and Exchange Commission (or any other federal agency at that time administering the Securities Act) thereunder, all as the same shall be in effect at the time.

         "Software" has the meaning given to it in Section 7.32.

         "Subsidiary" or "Subsidiaries" means (a) any entity with more than fifty percent (50%) of whose capital stock of any class or classes having by the terms thereof ordinary voting power to elect directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such entity shall have or might have voting power by reason of the happening of any contingency) is at the time owned directly or indirectly by any one or more Members and (b) any partnership association, joint venture or other entity in which any one or more of its Members has more than a fifty percent (50%) equity interest at the time.

         "Tangible Assets" shall have the meaning given to it in
Section 7.11(c).

         "Tax Return" means any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes.

         "Taxes" means (a) any and all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including, without limitation, income, corporation, add-on minimum, ad valorem, advances, gross receipts, transfer, excise, property, sales, use, value-added, License, payroll, employment, severance, pay as you earn, withholding on amounts paid by or to the relevant party, social security and franchise or other governmental taxes or charges, imposed by the United States or by any other nation, state, province, county, local or foreign government or by any subdivision or agency of the foregoing; and such term shall include any interest (punitive or otherwise), penalties or additions to tax related or attributable to such taxes; and (b) Liability for the payment of any amounts of the type described in (a) as a result of any obligation to indemnify any other Person.

         "Third Party Claim" shall have the meaning given to it in
Section 9.2(a).

         "Third Party Offer" shall have the meaning given to it in
Section 8.1(g).

         "Unaudited Financial Statements" has the meaning given in it in
Section 4.5.

         "Warrants" shall have the meaning given it in Section 2.1.

         1.2 Interpretation. Unless otherwise expressly provided herein (a) defined terms in the singular include the plural and vice versa, and the masculine, feminine and neuter gender include all genders; (b) the words "hereof," "herein" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) the words "include," "includes," and "including" mean include, includes and including "without limitation" and "without limitation by specification"; and
(d) references to any Person shall be construed as a reference to such Person and any permitted successors or assigns of such Person; (e) references to "consent" shall mean prior consent evidenced in writing; (f) terms such as "satisfactory to ______" "acceptable to _________," "in such manner as ______ may determine," to ______'s satisfaction," and phrases of similar import authorize and permit such Party to approve, disapprove, act or decline to act, unless otherwise specified herein, in its reasonable discretion without unreasonable delay or condition; and (g) references to Sections refer to Sections of this Agreement.

         1.3 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP, and all financial data submitted pursuant to this Agreement and all financial tests to be calculated in accordance with this Agreement shall be prepared and calculated in accordance with GAAP. All financial tests described herein relating to the Company shall be calculated with respect to the Company Group on a consolidated basis.

          ARTICLE II PURCHASE AND SALE OF PREFERRED SHARES AND WARRANTS

         2.1 Purchase and Sale of Preferred Shares and Warrants. The Company agrees to issue and sell to the Investor, and, subject to and in reliance upon the representations, warranties, terms and conditions of this Agreement, the Investor agrees to purchase (a) 500,000 shares of the Company's Series A Convertible Preferred Stock, with a par value of $0.02 per, duly authorized, validly issued, fully paid, non-assessable and free and clear of any and all Liens (the "Preferred Shares"), and (b) a warrant to purchase 500,000 shares of Common Stock with a par value of $0.02 per share (the "Warrants"). The aggregate purchase price for the Preferred Stock and the Warrants shall be $5,000,000 (the "Purchase Price")

         2.2 The Closing. Such purchase and sale shall take place at a closing ( "Closing") to be held at the offices of Wilmer, Cutler & Pickering at 10:00 a.m. local time on July 16, 1998. At the Closing, (i) the Company will issue to the Investor a certificate evidencing the Preferred Shares, registered in the name of the Investor; (ii) the Company will issue to the Investor a certificate evidencing the Warrants registered in the name of the Investor; and (iii) the Investor will pay the Purchase Price to the Company in immediately available funds by wire transfer, to an account or accounts designated by the Company prior to the Closing.

         2.3 Use of Proceeds. The Company agrees to use the full proceeds from the sale of the Preferred Shares and the Warrants for general corporate purposes and to pay the Investor's expenses as set forth in Section 11.14.

               ARTICLE III TERMS OF PREFERRED SHARES AND WARRANTS

         3.1 The Preferred Shares and Warrants. (a) The Company has authorized the issuance and sale to the Investor of the Preferred Shares. The terms of the Preferred Shares shall be as set forth in the Certificate of Designations in the form of Exhibit 3.1(a).

                  (b) The Company has authorized the issuance and sale to the Investor of the Warrants. The terms of the Warrants shall be as set forth in the form of Warrant attached as Exhibit 3.1(b).

        ARTICLE IV CONDITIONS PRECEDENT TO INVESTOR'S OBLIGATION TO CLOSE

         The obligation of the Investor to purchase and pay for the Preferred Shares and the Warrants at the Closing is subject to satisfaction of each the following conditions, all or any of which may be waived in writing by the
Investor:

         4.1 Representations and Warranties. Each of the representations and warranties of the Company set forth in Article VII hereof shall be true and correct in all material respects.

         4.2 Documentation at Closing. The Investor shall have received prior to or at the Closing all of the following, each in form and substance satisfactory to the Investor and its special counsel:

                  (a) The Certificate of Designations as adopted by the Board, attested by the Secretary or Assistant Secretary of the Company and filed with the Secretary of State of the State of Delaware.

                  (b) Stock certificates, duly executed by the Company, representing the Preferred Shares; and copies of the stock book of the Company containing board minutes or consent resolutions, executed by the directors of the Company, evidencing the issuance of the Preferred Shares to the Investor, which shall occur prior to or simultaneously with the consummation of the transactions contemplated hereby.

                  (c) The Warrants, duly executed by the Company, and copies of the stock book of the Company containing board minutes or consent resolutions, executed by the directors of the Company, evidencing the issuance of the Warrants to the Investor, which shall occur prior to or simultaneously with the consummation of the transactions contemplated hereby.

                  (d) A certificate of the Secretary or an Assistant Secretary of the Company dated the date of Closing, which shall certify the names of the officers of the Company authorized to sign the Investment Documents and any other documents or certificates to be delivered pursuant thereto, together with the true signatures of such officers.

                  (e) Certified copies of the resolutions of the Board of Directors and, to the extent required, the shareholders of the Company evidencing approval of: (i) the Investment Documents, (ii) all other matters contemplated thereby and (iii) this transaction by not less than two "Continuing Directors" such that the Investor will not be deemed to be an "Acquiring Person" (as such terms are defined in the Rights Agreement dated as of October 31, 1997 between the Company and American Securities Transfer & Trust, Inc.).

                  (f) Certified copies of the Organizational Documents of each Member and certified copies of all documents evidencing other necessary corporate or other action and governmental approvals, if any, with respect to the Investment Documents and all other matters contemplated thereby.

                  (g) The opinion of Smith, Gambrell & Russell, LLP, counsel for the Company, in form acceptable to the Investor's counsel.

                  (h) A certificate from a duly authorized officer of the Company stating that each of the representations and warranties contained in
Article VII hereof and otherwise made by the Company in writing in connection with the transactions contemplated hereby are true and correct in all material respects and that all the conditions set forth in this Article IV have been satisfied other than those, if any, waived by the Investor in writing.

                  (i) Such other documents referenced in any Schedule hereto or relating to the transactions contemplated by the Investment Documents as the Investor or its special counsel may reasonably request.

         4.3 Amended Organizational Documents. The Board of Directors of the Company shall have duly authorized the issuance of the Preferred Shares on the terms set forth in the Certificate of Designations attached hereto as Exhibit 3.1(a) and the issuance of the Warrants on the terms set forth in the form of Warrant attached hereto as Exhibit 3.1(b). The Board of Directors shall have adopted a resolution setting forth the proposed amendment to the Company's Restated Certificate of Incorporation to eliminate the provision set forth in
Section 4 thereof restricting the preferential amount payable with respect to preferred shares in the event of an involuntary liquidation and directing that such proposed amendment be considered at the next annual shareholders meeting, if it has not been approved prior to such annual meeting by the written consent of the shareholders.

         4.4 Key Person Life and Directors and Officers Liability Insurance. The Company shall have obtained, and shall maintain, with a financially sound and reputable insurance company term life insurance on the life of Kenneth H. Smith in the face amount of at least $2,000,000.

         4.5 Unaudited Financial Statements. The Investor shall have received a copy of the unaudited financial statements for the Company Group for the three-month period ended March 31, 1998 (prepared on a basis consistent in all material respects with the audited financial statements for the year ended December 31, 1997 described in Section 7.9), including therein consolidated and consolidating balance sheets of the Company Group as of the end of such three-month period and consolidated and consolidating statements of income and of shareholders' equity and of cash flows of the Company Group for such three-month period, together with all schedules and notes thereto (the "Unaudited Financial Statements"); and the financial conditions and performance of the Company Group so reflected in the Unaudited Financial Statements shall be satisfactory to the Investor in its sole discretion.

         4.6 No Material Adverse Change. Since March 31, 1998, there shall have been no Material Adverse Effect.

         4.7 Amended Form 10-K and Form 8-K. The Company shall have amended the Form 10-K filed with the U.S. Securities Exchange Commission on May 19, 1998 to reflect the conditional nature of the financing set forth in Section 8.1(g), by filing an amended Form 10-K with the U.S. Securities Exchange Commission. The Company shall have amended the Form 8- K filed with the U.S. Securities Exchange Commission on September 26, 1997 to reflect the option granted by GWP, Inc. to Komen Holdings Pty., Ltd. to purchase 400,000 shares of common stock of the Company by filing an amended Form 8-K with the U.S. Securities Exchange Commission.

         4.8 Closing Price. The Closing Price for the Common Stock for the day immediately preceding the date of Closing is $0.70 per share of Common Stock or more.

                      ARTICLE V CONDITIONS PRECEDENT TO THE
                          COMPANY'S OBLIGATION TO CLOSE

         The obligation of the Company to issue and sell to the Investor the Preferred Shares and the Warrants at the Closing is subject to satisfaction of each the following conditions, all or any of which may be waived in writing by the Company:

         5.1 Representations and Warranties. Each of the representations and warranties of the Investor set forth in Article VI hereof shall be true and correct in all material respects.

         5.2 Documentation at Closing. The Company shall have received prior to or at the Closing all of the following, each in form and substance satisfactory to the Company and its special counsel:

                  (a) Certified copies of the resolutions of the Investor and, to the extent required, the members of the Investor evidencing approval of the Investment Documents and all other matters contemplated thereby; certified copies of the Certificate of Formation of the Investor and certified copies of all documents evidencing other necessary corporate or other action and governmental approvals, if any, with respect to the Investment Documents and all other matters contemplated thereby.

                  (b) The opinion of Wilmer, Cutler & Pickering, special counsel for the Investor, in form acceptable to the Company's counsel.

                  (c) A certificate from a duly authorized officer of the Investor stating that each of the representations and warranties contained in
Article VI hereof and otherwise made by the Investor in writing in connection with the transactions contemplated hereby are true and correct in all material respects and that all the conditions set forth in this
Article V have been satisfied other than those, if any, waived by the Company in writing.

                  (d) Such other documents referenced or relating to the transactions contemplated by the Investment Documents as the Company or its special counsel may reasonably request.

            ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

         The Investor hereby represents and warrants as of the date of this Agreement and as of the Closing that:

         6.1 Organization. It is duly organized, validly existing and in good standing under the laws of the State of Delaware.

         6.2 Authority. It has the power and authority to enter into the Investment Documents, as applicable, and to carry out its obligations thereunder. The execution, delivery and perfor mance of the Investment Documents by the Investor and the consummation by the Investor of the transactions contemplated thereby have been duly authorized by all necessary internal proceedings, and no other internal proceedings on the part of the Investor are necessary to authorize the Investment Documents or the transactions contemplated thereby. Each Investment Document to which the Investor is a party has been duly and validly executed and delivered by the Investor and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes a valid and binding agreement of the Investor, enforceable against the Investor in accordance with its respective terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by general principles of equity.

         6.3 Consents and Approvals. No filing with, and no License of, any Government Entity is necessary for the execution, delivery and performance of this Agreement or the other documents contemplated hereby by the Investor and the consummation by the Investor of the transactions contemplated by the Investment Documents.

         6.4 No Conflict or Violation. The execution, delivery and performance of the Investment Documents to which the Investor is a party, the consummation of the transactions contemplated thereby, the fulfillment of the terms thereof, and the compliance with any of the provisions thereof will not: (a) conflict with or result in a breach or violation of the Organizational Documents of the Investor; (b) conflict with, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension, revocation or modification) under, any of the terms, conditions or provisions of any note, credit agreement, bond, mortgage, deed of trust, security instrument, indenture, lease, License, Contract, plan or other instrument or obligation to which the Investor is a party or by which it or any of its respective properties or assets may be bound or affected; (c) violate any Order or Law applicable to the Investor or any of its properties or assets, except, in the case of clauses (a) or (b), for such violations, breaches, defaults or rights of termination, cancellation, acceleration, creation, imposition, suspension, revocation or modification as to which requisite waivers or consents have been obtained by the Investor on or prior to the Closing.

         6.5 Litigation. There is no claim, Action or Proceeding (whether at law or equity, before or by any Government Entity or before any arbitrator) pending or, to the Knowledge of the Investor, threatened against or affecting the Investor, the outcome of which would in any manner impair the ability of the Investor to perform its obligations under the Investment Documents.

         6.6 Certain Fees. The Investor has not entered into, nor will it enter into, during the term of this Agreement, any agreement, arrangement or understanding with any Person that will result in the obligation of the Company to pay any finder's fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

         6.7 Disclosure. No representation or warranty by the Investor in this Agreement or any Exhibit or Schedule hereto, or any certificate furnished or to be furnished by the Investor in connection with this Agreement, contains or will contain an untrue statement of material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

         6.8 Investment Representation.

                  (a) The Investor acknowledges that the Preferred Shares and Warrants are not registered under the securities laws of any jurisdiction and that it is acquiring the Preferred Shares for its own account, and not as nominee or agent.

                  (b) The Preferred Shares and Warrants are being and will be acquired for the purpose of investment and not with a view to distribution or resale thereof, subject, nevertheless, to the condition that, except as otherwise provided herein and subject to compliance with applicable securities laws, the disposition of the property of the Investor shall at all times be within its control.

                  (c) It hereby acknowledges that the Preferred Shares and Warrants and any other securities issued in respect of such securities upon any stock split, stock dividend, recapitalization, merger or similar event (unless no longer required in the opinion of counsel) shall bear a legend substantially in the following form (in addition to any other legend required by the Investment Documents):

         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES

         LAWS AND MAY NOT BE SOLD OR TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF WITHOUT AN OPINION OF LEGAL COUNSEL (REASONABLY SATISFACTORY TO U.S. TECHNOLOGIES INC. AND ITS LEGAL COUNSEL) THAT SUCH SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION IS IN COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

The acquisition by the Investor of the Preferred Shares and Warrants shall constitute a confirmation by it of the foregoing representations and warranties.

     ARTICLE VII REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY GROUP

         The Company represents and warrants as of the date hereof and as of the Closing that:

         7.1 Organization. The Company is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Labor-to-Industry Inc. is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Texas. Service-to-Industry Inc. is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Each Member (a) has all requisite corporate power and authority to own, lease and operate its property and to conduct its business as it is now being conducted and presently proposed to be conducted; (b) is in compliance with all Laws applicable to it or its business, including but not limited to any tax Laws, and (c) has obtained and maintained all Licenses required to conduct its business as it is currently being conducted and presently proposed to be conducted. Each Member is duly qualified, licensed or admitted to do business and is in good standing in all jurisdictions in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary. Schedule 7.1 contains a list of each Member and of all jurisdictions in which each Member is so qualified and all lines of business in which each Member is currently participating or is currently engaged. True, complete and correct copies of the Organizational Documents presently in effect for each Member have been delivered to the Investor. No Member is in violation of its Organizational Documents.

         7.2 Corporate Action. The Company has all necessary corporate power and has taken all corporate action required to make all the provisions of the Investment Documents and any other agreements and executed by it in connection therewith valid and enforceable obligations of the Company. The Company has duly executed and delivered each of the Investment Documents and each other agreement and instrument executed by it in connection therewith, and each is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by general principles of equity. Neither the issuance of the Preferred Shares nor the Warrants is subject to preemptive or other similar statutory or contractual rights.

         7.3 Capitalization of the Company: Status of Capital Stock. (a) The Preferred Shares, when issued and paid for at the Closing, will be duly authorized, validly issued and fully paid and nonassessable and free and clear of all Liens other than Liens created by the Investor. As of the Closing, the Company shall have a total authorized capitalization consisting of 40,000,000 shares of Common Stock, of which 28,671,278 shares will be issued and outstanding, and 10,000,000 shares of Preferred Stock of which 500,000 shares will be issued and outstanding.

                  (b) Except for the Warrants and as disclosed on Schedule 7.3(b), as of the Closing there will be no options, warrants or rights to purchase shares of capital stock or other securities of the Company authorized, issued or outstanding, nor will the Company be obligated in any other manner to issue shares of its capital stock or other securities. There are no restrictions on the transfer of shares of capital stock of the Company other than those imposed by relevant state and federal securities laws. Except as set forth in this Agreement, no holder of any security of the Company is entitled to preemptive or similar statutory or contractual rights, either arising pursuant to any agreement or instrument to which the Company is a party, or which are otherwise binding upon the Company. The offer and sale of all shares of capital stock and other securities of the Company issued before the Closing complied with or were exempt from all federal and state securities laws.

         7.4 Capital Stock of Subsidiaries. Schedule 7.4 sets forth a list of each Subsidiary of the Company and its jurisdiction of incorporation or organization. As of the Closing, the Company owns, directly or indirectly, all of the outstanding capital stock of each of the Subsidiaries, beneficially and of record, free and clear of all Liens. All the outstanding shares of capital stock of each of the Subsidiaries have been duly authorized, are validly issued and are fully paid and nonassessable and free and clear of all Liens. There are no options, warrants or rights to purchase shares of capital stock or other securities of any of the Subsidiaries authorized, issued or outstanding, nor is any Subsidiary obligated in any other manner to issue shares of its capital stock or other securities.

         7.5 Subsidiaries. Other than the outstanding capital stock of each of the Subsidiaries set forth on Schedule 7.4, no Member has any Subsidiaries or presently owns, of record or beneficially, or controls, directly or indirectly, any capital stock, securities convertible into capital stock, or any other equity or similar interest, in any Person; nor is any Member directly or indirectly, a participant in any joint venture, partnership or other noncorporate entity.

         7.6 Governmental Approvals. No authorization, consent, approval, License, exemption, of or filing or registration with any court or Government Entity is or will be necessary for, or in connection with, the offer, issuance, sale, execution or delivery by the Company of, or for the performance by the Company of its obligations under any of the

Investment Documents other than under applicable securities laws with respect to the transactions contemplated by the registration rights set forth in the Registration Rights Agreement.

         7.7 No Conflict or Violation. The execution, delivery and performance of the Investment Documents, the consummation of the transactions contemplated thereby, the fulfillment of the terms hereof, and the compliance with any of the provisions hereof will not:

                  (a) conflict with, or result in a breach or violation of the Organizational Documents of any Member;

                  (b) conflict with, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension, revocation or modification) under, any of the terms, conditions or provisions of any note, credit agreement, bond, mortgage, deed of trust, security instrument, indenture, lease, License, Contract, plan or other instrument or obligation to which any Member is a party or by which any Member or any of their respective properties or assets may be bound or affected, or result in the creation or imposition of any material Lien on any of the assets or properties of any Member pursuant to (i) any Law to which any Member or any of its property is subject, or (ii) any Order to which any Member is bound or any of its respective property is subject;

                  (c) violate any Order or Law applicable to any Member or any of its respective properties or assets.

         7.8      Taxes.

                  (a) Each Member has (i) duly filed (or has had filed on its behalf) with the appropriate Government Entities all Tax Returns required to be filed by it, all of which Tax Returns are true, correct and complete in all respects and (ii) duly paid in full all Taxes owed by it whether or not shown on any Tax Return;

                  (b) Each Member has withheld and paid to the proper Government Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party;

                  (c) No Actions or Proceedings, or other administrative or court claims are presently pending or, to the Knowledge of the Company, threatened or contemplated with regard to any Taxes or Tax Returns of any Member;

                  (d) The income Tax Returns of each Member have been filed with the appropriate Government Entities for all periods through and including December 31, 1997, and no deficiencies were asserted as a result of any such filings that have not been resolved and fully paid; no Member has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment, collection or payment of any Taxes for which any Member may be liable;

                  (e) There are no Liens outstanding against any assets, properties or business of any Member which arise from or are otherwise related to Taxes or Tax Returns;

                  (f) True, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by any Member since December 31, 1997 have been made available to the Investor or its Affiliates for review; and

                  (g) No Member is a party to any Tax sharing, Tax indemnity or other agreement or arrangement relating to Taxes with any Person.

         7.9 Financial Statements. The Company has delivered to the Investor true, correct and complete copies of its audited consolidated balance sheets as of December 31, 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal year then ended, together with all schedules and notes thereto and an unqualified auditor's opinion (the "Audited Financial Statements"). The Company has also delivered to the Investor a true, correct and complete copy of the Unaudited Financial Statements. The Audited Financial Statements and the Unaudited Financial Statements fairly present, or will fairly present, in conformity with GAAP, applied on a consistent basis in accordance with past practice (except as may be indicated in the notes thereto), the consolidated financial position of the Company Group as of the respective dates thereof and the results of its operations and its cash flows for the periods then ended. The notes to the Unaudited Financial
Statements for the Period ended March 31, 1998 have been prepared in a manner consistent with the notes to the Audited Financial Statements heretofore delivered. A schedule of Indebtedness for Money Borrowed of the Company Group as of the Closing (including Capital Leases) is attached hereto as Schedule 7.9.

         7.10 Absence of Certain Changes or Events. Since the date of the Audited Financial Statements, each Member has conducted its business in the ordinary and regular course consistent with past practices, and there has not been:

                  (a)      any Material Adverse Effect;

                  (b) any material damage, destruction or casualty loss to any material asset or property of any Member that is not covered by insurance that will be promptly paid to the Member;

                  (c) except as disclosed in Schedule 7.10, any entry into any employment agreement, deferred compensation or other similar agreement or any arrangement with any of their officers or employees; any increase in the rate or terms of the compensation payable or to become payable to employees of any Member, except increases occurring in accordance with customary practices or in accordance with existing collective bargaining or employment agreements, or any modification in employee benefits, or any borrowing of money from any Member by any employee of any Member (other than routine travel and similar advances);

                  (d) any waiver by any Member of any rights or claims having value, except rights or claims not in excess of $10,000, in the aggregate, or that were waived in the ordinary course of business and consistent with past practice;

                  (e) any failure to collect the accounts receivable of any Member other than in the ordinary course of business and in amounts not exceeding the applicable reserves or to pay the accounts payable and other current liabilities of any Member in any manner when due other than amounts that are subject to a bona fide dispute;

                  (f) any sale, assignment, lease, transfer or other disposition, or the execution of any agreement for the sale, assignment, lease, transfer or other disposition, of any assets of any Member, except in the ordinary course of business and consistent with past practice;

                  (g) any change by any Member in accounting or bookkeeping methods, principles or practices, except as required by GAAP;

                  (h) any borrowing of money, including any increase or extension of purchase money credit of any Member or any increase in the Liabilities of any Member from those reflected in the Unaudited Financial Statements other than current Liabilities incurred in the ordinary course of business and consistent with past practice;

                  (i) any transaction with any officer, director or shareholder (including any of their respective family members) of any Member or any of their respective Affiliates, other than payments of salary and employee benefits in the ordinary course;

                  (j) any declaration or payment of any dividend or other distribution on or with respect to, or any redemption or purchase or other acquisition of, the capital stock of any Member;

                  (k) any change in any material Tax election or any other action with respect to Taxes that is inconsistent with past practices;

                  (l) any material change in the Net Worth of any Member; or

                  (m) any agreement, arrangement or understanding, whether oral or written, to do any of the foregoing matters listed in clauses (a) through (l) inclusive.

         7.11     Real Property.

                  (a) Schedule 7.11(a) lists all real property owned, whether or not used by any Member (the "Owned Real Property"). Except as further set forth in Schedule 7.11(a) and except for utility easements and public rights of way, each Member has good and marketable title in its Owned Real Property, free and clear of all Liens. With respect to any Owned Real Property, no Member has received written notice (nor has any reason to believe such exists) of any violation of any applicable zoning ordinance, building code, use or occupancy restriction, or other law, or any condemnation, Action or Proceeding with respect thereto.

                  (b) Schedule 7.11(b) lists all real property leased, whether or not used, by the Members (the "Leased Real Property"). Except as set forth in
Schedule 7.11(b), each Member has a valid and existing lease or sublease for, and is in peaceful and undisturbed possession of, all Leased Real Property. All leases covering any of the Leased Real Property are valid and enforceable in accordance with their respective terms, are, to the Knowledge of the Company, in full force and effect, and there is no material default by any Member or by any landlord or lessor under any such lease, or any condition, event or act that, with the giving of notice or lapse of time, or both, would constitute such a default. With respect to any Leased Real Property, no Member has received written notice (nor has any reason to believe such exists) of any violation of any applicable zoning ordinance, building code, use or occupancy restriction, or other Law, or any condemnation or Action or Proceeding with respect thereto.

                  (c) All structures and improvements, and all structural, mechanical and other physical systems thereof that constitute part of the Owned Real Property, including but not limited to, the walls, roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facility included therein (collectively, the "Tangible Assets") (i) are usable in the ordinary course of the operations and business of the Members; and (ii) have been maintained in a reasonably prudent manner in the ordinary course of the operations and business of the Members. No maintenance or repair to the Owned Real Property or any Tangible Assets has been unreasonably deferred.

                  (d) To the Knowledge of the Company, all structures and improvements, and all structural, mechanical and other physical systems thereof that constitute part of the Tangible Assets and other material items of tangible property and assets at any of the Leased Real Property (collectively, the "Leased Real Property Tangible Assets") (i) are usable in the ordinary course of the operations and business of the Members; and (ii) have been maintained in a reasonably prudent manner in the ordinary course of the operations and business of the Members. To Knowledge of the Company, no maintenance or repair to the Leased Real Property or any Leased Real Property Tangible Assets has been unreasonably deferred.

         7.12 Personal Property. Schedule 7.12 lists all personal property leased, whether or not used, by each of the Members. Each Member owns or otherwise possesses adequate rights to use such items of personal property that are being used in the conduct or operation of the Company Group Business (the "Personal Property"). Each Member has good and marketable title to all Personal Property owned and used by it, free and clear of all material Liens. All Personal Property (A) is in good working order and condition, ordinary wear and tear excepted, (B) is usable in the ordinary course of business; and (C) has been maintained in a reasonably prudent manner in the ordinary course of business. All fixed assets used by any Member that are material to the operation of the Company Group Business are owned by the applicable Member.

         7.13 Litigation. Except as described in Schedule 7.13, there is no, and for the past three (3) years there has been no, claim, Action or Proceeding (whether at law or equity, before or by any Government Entity or before any arbitrator) pending or, to the Knowledge of the Company, threatened against or affecting any Member or any of its assets or properties that would result in a Material Adverse Effect upon any Member. There are no Orders, stipulations or awards (whether rendered by a Government Entity or by arbitration) against any Member or against any of its respective properties, assets or business.

         7.14 Legal Compliance. To the Knowledge of the Company, except for matters covered by Section 7.15, each Member has conducted its operations in compliance in all material respects with all applicable Laws. Except for matters covered by Section 7.15, neither the Company nor any director or Principal Officer of any Member has received any written complaint or notice from any Government Entity alleging that it has violated any Order or Law and, to the Knowledge of the Company, no such complaint or notice is threatened.

         7.15     Environmental Matters.

                  (a)      Compliance.

                           (i)        Each Member is in material compliance with
all applicable Environmental Laws.

                           (ii)       No Member has received any written
communication from any Person or Government Entity that alleges that any Member is not in compliance with applicable Environmental Laws or Environmental Permits.

                  (b) Environmental Permits. Each Member has all Environmental Permits necessary for the conduct and operation of its business, and all such Environmental Permits are in good standing, and each Member is in compliance with all terms and conditions of all such Environmental Permits and is not required to make any material expenditure in order to obtain or renew any Environmental Permits.

                  (c)      Environmental Claims.

                           (i)        There is no Environmental Claim pending
or, to the Knowledge of the Company, threatened against any Member, or against any (A) Owned Real Property, (B) Leased Real Property, (C) Personal Property,
(D) operation that any Member owns, leases or manages, in whole or in part, or
(E) other property for which any Member would be responsible, in whole or in part, for an Environmental Claim.

                           (ii)       No Member has received notice that it is
liable for any response, removal, investigative or remedial costs under any applicable Law.

                           (iii)      All Hazardous Materials any Member may
have generated have been transported, stored, treated or disposed of by carriers or treatment, storage and disposal facilities authorized or permitted under all applicable Environmental Laws and Environmental Permits.

                           (iv)       (A) Each Member has fully complied with
all applicable provisions of any Environmental Laws that condition, restrict or prohibit the transfer, sale, lease or closure of any property for environmental reasons; (B) no Member is required to place any notice or restriction relating to the presence of Hazardous Materials in any instrument or deed to the real property owned, leased or operated by it; (C) no environmental Lien has attached to any portion of the real property owned, leased or operated by any Member; and
(D) no Government Entity actions have been taken or, to the Knowledge of the Company, are in progress or threatened that could subject any or all of the foregoing to any such Lien.

                  (d) Release of Hazardous Materials. To the Knowledge of the Company, there has not been any release of Hazardous Materials at or from any facility or real property owned, operated or leased by any Member.

                  (e) Underground Storage. (i) There are not now any underground storage tanks on or at the real property owned, leased or operated by any Member; and (ii) any removal of underground storage tanks or any remediation associated with such removal conducted by or on behalf of any Member was conducted in accordance with applicable Environmental Laws and Environmental Permits.

                  (f) Asbestos, PCBs, Etc. To the Knowledge of the Company, no polychlorinated biphenyls ("PCBs"), asbestos-containing material ("ACM"), or urea formaldehyde insulation is present at any of the real property currently owned, leased or operated by any Member in such condition or under such circumstances as would reasonably be expected to give rise to an Environmental Claim, and each Member has complied in all material respects with all regulatory requirements under all applicable Environmental Laws relating to the storage, removal, disposal or release, if any, of ACM or PCBs located on the real property owned, leased or operated by any of the Members.

         7.16     Insurance.

                  (a) No Member has received any notice of cancellation or termination with respect to any material insurance policy.

                  (b) All material insurance policies of each Member are valid and enforceable policies. Schedule 7.16(b) contains a description of all insurance policies maintained by each Member on its properties and assets and on its operations and personnel. Such description includes the insurance carrier, the amount of premiums thereunder, the type of coverage and limits of coverage of such policies and the expiration dates of the current premium periods thereunder. Such insurance is of the kinds, covering such risks and in such amounts and with such deductibles and exclusions as are consistent with past business practices of the applicable Member. To the Knowledge of the Company, there have been no threatened terminations or material premium increases with respect to insurance of any Member.

         7.17 Intellectual Property. Each Member owns or possesses, and has taken all actions necessary to record, preserve and protect, adequate and enforceable long-term licenses or other rights to use all copyrights, patents, trade names, trade secrets, trademarks, franchises, source codes and similar rights now owned, used or employed by such Member in connection with its business, including, without limitation, all trade names, trademarks and logos of each Member, that previously have been used in the conduct or operation of the Company Group Business.

         7.18     Labor Matters.

                  (a) No Member is engaged in any unfair labor practices as defined in any applicable Law, and each Member is in compliance in all material respects with all applicable Laws respecting employment and employment practices, including, without limitation, terms and conditions of employment, wages, employment discrimination, workers' compensation, family and medical leave, the Immigration Reform and Control Act, hours of work and occupational safety and health requirements.

                  (b) Except as disclosed in Schedule 7.18(b), there is no unfair labor practice, charge or complaint brought by any employee pending or, to the Knowledge of the Company, threatened against any Member and, to the Knowledge of the Company, there is no basis for any such charge, complaint or grievance.

                  (c) There is no labor strike, lock-out, slow-down, employment-related arbitration or work stoppage pending or, to the Knowledge of the Company, threatened against any Member, nor have there been any such actions or threats since the Company's formation.

                  (d) No Member has experienced any significant work stoppage or been a party to any Action or Proceeding for the past three (3) years.

                  (e) No employees of any Member are represented by any labor union nor are there any existing collective bargaining agreements or any other types of agreements with labor unions otherwise in effect with respect to such employees and, to the Knowledge of the Company, no union organizational campaign is in progress, no such activities have taken place within the past three (3) years, and no notice has been received by any Member concerning representation in respect of such employees.

                  (f) All Persons classified by any Member as independent contractors do satisfy and have satisfied the requirements of Law to be so classified, and the Members have fully and accurately reported their compensation on IRS Forms 1099 or other comparable reports when required to do so.

                  (g) There is no charge or compliance proceeding actually pending or threatened against any Member before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices.

         7.19     Employee Benefits.

                  (a) No Member has maintained or contributed to any Qualified Plans since January 1, 1994. The Qualified Plans have always qualified in form and operation under Code Section 401(a), and their trusts have always been exempt under Code Section 501, and nothing has occurred with respect to such plans and trusts that could cause the loss of such qualification or exemption or the imposition of any liability, lien, penalty or tax under ERISA or the Code.

                  (b) Each Company Plan and each Company Benefit Arrangement has been maintained in all material respects in accordance with its constituent documents and with applicable provisions of the Code, ERISA and other domestic Laws, including federal, state, and foreign securities Laws and all Laws respecting reporting and disclosure.

                  (c) No Member or other ERISA Affiliate has ever contributed to or been obligated to contribute to or had any actual or contingent liability with respect to any Benefit Plan subject to Title IV of ERISA or Section 412 of the Code.

                  (d) No Member and other ERISA Affiliate has ever made or been obligated to make, or reimbursed or been obligated to reimburse another employer for, contributions to any multiemployer plan (as defined in ERISA Section 3(37)).

                  (e) There are no pending claims or lawsuits by, against, or relating to any non-Company Benefit Plans or non-Company Benefit Arrangements and no claims or lawsuits (other than routine benefit claims) have been asserted, instituted or, to the Knowledge of the Company, threatened by, against, or relating to any Company Plan or Company Benefit Arrangement, and the Members do not have Knowledge of any fact that could form the basis for any such claim or lawsuit. To the Knowledge of the Company, the Company Plans and Company Benefit

Arrangements are not presently under audit or examination (and have not received notice of a potential audit or examination) by any Government Entity and no matters are pending with respect to the Qualified Plans under any governmental compliance programs.

                  (f) No Company Plan or Company Benefit Arrangement contains any provision or is subject to any law that would give rise to any vesting of benefits, severance, termination or other payments or liabilities as a result of the transactions this Agreement contemplates, and the Members have not declared, paid or promised any bonus or other incentive compensation or established or amended any severance plan, program or arrangement in contemplation of the transactions contemplated by this Agreement.

                  (g) The Members have made all required contributions to the Company Plans as of the last day of the each plan's most recent fiscal year; all benefits accrued under any unfunded Company Plan or Company Benefit Arrangement will have been paid, accrued, or otherwise adequately reserved in accordance with GAAP as of the end of the preceding fiscal year; and all monies withheld from employee paychecks with respect to Company Plans have been transferred to the appropriate plan within the timing required by governmental regulations.

                  (h) The Members have no liability (whether actual, contingent, or otherwise) with respect to any Benefit Plan or Benefit Arrangement that is not a Company Benefit Plan or Company Benefit Arrangement or with respect to any Benefit Plan sponsored or maintained (or which has been or should have been sponsored or maintained) by any ERISA Affiliate; and the Members have no Knowledge of any facts that could reasonably be expected to result in such liability, as a result of a termination, withdrawal or funding waiver with respect to any such plan, program or arrangement.

                  (i) No employee or former employee of the Members nor beneficiary of any such employee or former employee is, by reason of such employee's or former employee's employment, entitled to receive any benefits subject to reporting under Statement of Financial Accounting Standards No. 106, other than as required by Code Section 4980B or other applicable law.

         7.20     Contracts.

                  (a) Schedule 7.20(a) lists or describes: (i) all unexpired written or oral contracts, leases, agreements, arrangements, commitments, instruments or understandings ("Contracts") that restrict any Member from engaging in any business activity; and (ii) all Contracts of every nature to which any Member is a party or to which it or any of its assets or properties are bound if such Contract obligates such Member to pay more than $50,000 in remaining payment obligations.

                  (b) True, complete and correct copies of all written Contracts listed in Schedule 7.20(a) have been made available to the Investor and true, complete and correct descriptions of all oral Contracts have been provided therein. Each such Contract is enforceable in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by general principles of equity) and is in full force and effect. No Member is, nor to the Knowledge of the Company, is any other party to any of such Contracts (with or without the lapse of time or the giving of notice, or both) in material violation thereof or in material default thereunder.

         7.21  Absence  of  Undisclosed  Liabilities.  Except  as set  forth  in
Schedule 7.21, no Member has any Liabilities of any kind whatsoever, either accrued, absolute, contingent, determined or determinable or otherwise, or any existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability (including documentary or standby letters of credit, bid or performance bonds or customer or third party guarantees), except Liabilities reflected or reserved against in the Audited Financial Statements or the Unaudited Financial Statements and not heretofore paid or discharged. To the Knowledge of the Company, there are no asserted claims for indemnification by any Person against any Member under any Law or agreement or pursuant to the Organizational Documents of any Member, and the Company has no Knowledge of any facts or circumstances that could reasonably be expected to give rise to the assertion of such a claim against any Member thereunder.

         7.22 No Illegal or Improper Transactions. No Member has, nor has any director or officer of any Member paid, offered or promised to pay, or authorized the payment, directly or indirectly, through any other Person or firm, of any monies or anything of value to (a) any Person or firm employed by or acting for or on behalf of any Person, whether private or governmental, or
(b) any government official or employee or any political party or candidate for political office, for the purpose of illegally or improperly inducing or rewarding any action by any official favorable to the Investor.

         7.23 Certain Fees. No Member nor any of their respective officers, directors or employees, has entered into, or will enter into, during the term of this Agreement, any agreement, arrangement or understanding with any Person to pay any finder's fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

         7.24 Substantial Customers and Suppliers. Schedule 7.24 lists the principal customers of each Member on the basis of revenues for the most recent fiscal year. No such customer has ceased or materially reduced its purchases from any Member since December 31, 1997, or to the Knowledge of the Company, has threatened to cease or materially reduce such purchases after the Closing. To the Knowledge of the Company, no such customer or supplier is threatened with bankruptcy or insolvency.

         7.25 Books and Records. The minutes books and other similar records of each Member contain a true, complete and correct record, in all material respects, of all material actions taken at all meetings and by all written consents in lieu of meetings of the stockholders and the boards of directors of each Member up to and including the Closing. The stock book and the share certificate ledgers and other similar records of each Member as made available to the Investor or their Affiliates prior to the Closing accurately reflect all record transfers and any rights or Contracts related to or involving any shares of capital stock of any Member. No Member has any of its Books and Records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of such Member.

         7.26     Assumptions or Guarantees of Indebtedness of Other Persons.

                  (a) Third Party Guarantees. Except as set forth on the Audited Financial Statements and the Unaudited Financial Statements, no Member has assumed, guaranteed, endorsed or otherwise become directly or contingently liable on (including, without limitation, liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor or otherwise to assure the creditor against loss) any Indebtedness of any other Person (not including a Member), except for endorsements made in the ordinary course of business in connection with the deposit of items for collection.

                  (b) Affiliate Transactions.  Except as disclosed in
Schedule 7.26(b):

                           (i)        there are no outstanding Liabilities
between any Member, on the one hand, and, on the other hand: (A) any other Member; (B) any officer or director or shareholder of any Member; or (C) any Affiliate or family member of the Persons listed in (B).

                           (ii)       none of (A) any Member; (B) any officer,
director, Affiliate, or family member of the Persons listed in (A); or (C) any Affiliate of any such officer, director or Affiliate (other than a Member) listed in (B), provides or causes to be provided any assets, services or facilities to (x) any other Member; (y) any officer, director, Affiliate, or family member of the Persons listed in (x); or (z) any Affiliate (other than a Member) of any such officer, director or Affiliate listed in (y); and

                           (iii)      no Member beneficially owns, directly or
indirectly, Investment Assets of (A) any other Member; (B) any officer, director, Affiliate or family member of the Persons listed in (A); or (C) any Affiliate (other than a Member) of any such officer, director or Affiliate listed in (B).

Each of the Liabilities and transactions listed in Schedule 7.26(b) was incurred or engaged in, as the case may be, on an arm's-length basis. All settlements of outstanding Liabilities between any Member, on the one hand, and any other Member, Affiliate or any such officer, director, family member or Affiliate of the same on the other, have been made, and all allocations of intercompany expenses have been applied, in the ordinary course of business consistent with past practice.

         7.27 Disclosure. No representation or warranty concerning any Member in the Investment Documents or any Exhibit or Schedule hereto, or contained in any certificate or instrument delivered or to be delivered or made available to the Investor by or on behalf of any Member pursuant to any of the Investment Documents, contains or will contain an untrue statement of material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not materially misleading.

         7.28 Securities Act. Assuming the accuracy of the representations and warranties of the Investor set forth herein, neither the Company nor anyone acting on its behalf has offered or will offer to sell, the Preferred Shares, the Warrants or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any Person, so as to bring the issuance and sale of the Preferred Shares and the Warrants to the Investor under the registration provisions of the Securities Act. Assuming the accuracy of the representations and warranties of the Investor set forth herein, the issuance of the Preferred Shares and the Warrants to the Investor pursuant to this Agreement is not required to be registered under the Securities Act or any applicable state securities laws.

         7.29 Registration Rights. Except as provided in the Registration Rights Agreement, immediately following the Closing, no Person will have (a) demand or other rights to cause any Member to file any registration statement under the Securities Act relating to any securities of any Member or (b) any right to participate any such registration statement.

         7.30 U.S. Real Property Holding Corporation. No Member is now, nor will be immediately after the Closing, a "United States Real Property Holding Corporation" as defined in Section 897(c)(2) of the Code and Section 1.897-2(b) of the Regulations promulgated by the Internal Revenue Service.

         7.31 Investments in Other Persons. Except as disclosed in Schedule 7.31, no Member has made any loan or advance (other than trade credit advanced in the ordinary course of business and consistent with past practices) to any Person which is outstanding on the date of this Agreement, nor is any Member obligated or committed to make any such loan or advance.

         7.32 Computer Programs and Software. The technology consisting of computer programs and software used by each Member, and any and all present and prior versions, new releases and derivative products related thereto or resulting therefrom (the "Software") (i) are licensed by such Member under valid License agreements, (ii) constitute original works for hire compiled or prepared by employees of such Member within the scope of their employment, the right, title and interest (including copyright to such Software) being vested in such Member or (iii) are works prepared or performed by consultants to such Member and all right, title and interest in and to such Software having been transferred and been vested in such Member with no royalties or other payments due in respect thereof. Each Member has all documentation necessary to enforce their respective rights in the Software.

                             ARTICLE VIII COVENANTS

         8.1 Affirmative Covenants of the Company. Without limiting any other covenants and provisions hereof, the Company covenants and agrees that, as long as any of the Preferred Shares or Warrants are outstanding, it will perform and observe the following covenants and provisions and will cause each other Member to perform and observe such of the following covenants and provisions as are applicable to such Member.

                  (a) Financial and Business Information. The Company during the term of this Agreement will, and will cause its Subsidiaries to deliver to the
Investor:

                           (i)        As soon as practicable and in any event
within 120 days after the close of each fiscal year of the Company, beginning with the current fiscal year, a consolidated balance sheet of the Company and its Subsidiaries as of the close of such fiscal year and consolidated statements of  income,  retained
earnings and cash flows for the Company and its Subsidiaries for the fiscal year then added, certified by the chief executive officer or chief financial officer of the Company to be true and accurate in all material respects (it being understood by the parties hereto that the delivery to the Investor of the Company's annual report on Form 10-K, together with an unqualified auditor's opinion, will satisfy the requirements of this Section 8.1(a)(i));

                           (ii) As soon as  practicable  and in any event within
45 days after the
end of each of the first three fiscal quarters of each fiscal year, the consolidated and consolidating balance sheet of the Company Group as at the end of such fiscal quarter and the related consolidated and consolidating statements of income, retained earnings and cash flows of the Company Group for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, all in reasonable detail and certified by the chief financial officer of Company that they fairly present the financial condition of the Company Group as at the dates indicated and the results of its operations and its cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments (it being understood by the parties hereto that the delivery to the Investor of the Company's quarterly report on Form 10-Q will satisfy the requirements of this Section 8.1(b)(ii);

                           (iii)      Prompt notice of any event having a
Material Adverse Effect;

                           (iv)       Promptly upon their becoming available,
copies of (a) all financial statements, reports, notices and proxy statements sent or made available generally by the Company to its security holders, (b) all regular and periodic reports, if any, filed by the Company Group with any securities exchange or with the SEC or any governmental or private regulatory authority, and (c) all press releases and other statements made available generally by the Company Group to the public concerning material developments in the business of the Company Group; and

                           (v)        Within a reasonable time, upon Investor's
request, such other information about the property, financial condition and operations of the Company Group as the Investor may from time to time reasonably request.

                  (b) Notice of Certain Events. Unless the Investor otherwise consents in writing, the Company during the term of this Agreement will, and will cause its Subsidiaries to, promptly give notice in writing to the Investor of any litigation or proceeding before any court or administrative body involving any Member which, if determined adversely to such Member, would have a Material Adverse Effect on the Company Group, taken as a whole.

                  (c) Inspection Rights. At any reasonable time and upon reasonable notice and from time to time and without material disruption of the Company's business, permit the Investor or any of its agents or representatives to examine and make copies of and extracts from the records and books of account of, and visit and inspect the properties of, any Member and to discuss the affairs, finances and accounts of the Company Group with any of its officers or directors and independent accountants. The respective Members shall pay the
Investor the reasonable out-of-pocket expenses incurred by Investor in connection with such respective rights.

                  (d) Keeping of Records and Books of Account. Keep, and cause each other Member to keep, adequate records and books of account, in which complete entries will be made in accordance with GAAP, reflecting all financial transactions of the Company Group, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization taxes, bad debts and other purposes in connection with its business shall be made.

                  (e) U.S. Real Property Holding Corporation. Use its reasonable best efforts to avoid being classified as a "United States Real Property Holding Corporation" as defined in Section 897(c)(2) of the Code and Section 1.897-2(b) of the Regulations promulgated thereunder.

                  (f) Board of Directors and Committees. So long as a number of Preferred Shares equal to at least 45% of the Preferred Shares issued at Closing have not been converted to Common Stock, the holders of the Preferred Shares shall have the right to elect one-third of the Company's directors; provided, however, if the Company receives an additional investment in an amount of at least $5,000,000 from a third party that is not an Affiliate of the Investor, in accordance with and subject to Section 8.1(g), then (i) if the Board consists of one to five members, the holders of the Preferred Shares shall have the right to elect one director to the Board or (ii) if the Board consists of six or more members, the holders of the Preferred Shares shall have the right to elect the greater of one-sixth of the Company's directors or two directors to the Board. The Company shall reimburse the Investor and its appointees for all reasonable out-of-pocket costs incurred by them in connection with meetings of the Board and Board committees in addition to any directors fees regularly paid to all members of the Board. In the event a director nominated by the Investor vacates his position on the Board, for whatever reason, the Company should use its best efforts to cause a representative of the Investor to be recommended to the stockholders for election as the replacement director.

                  (g) Additional Financing. If the Company receives a bona fide proposal from any third party that is not an Affiliate of the Investor to provide additional financing (whether equity or debt financing) to the Company so long as any of the Preferred Shares remains outstanding, the Company shall give written notice of such third party offer to the Investor identifying the thirty party, stating all of the material terms and conditions of proposed financing and attaching a copy of the Third Party Offer to such written notice ("Third Party Offer Notice"). The Company's delivery of such notice shall constitute an irrevocable offer to the Investor (or its designee) to provide financing to the Company on the terms and conditions set forth in the Third Party Offer Notice. The Investor may elect (on behalf of itself or its designee) to provide the financing to the Company on the same terms and conditions set forth in the Third Party Offer Notice by providing written notice thereof to the Company 20 days after the delivery of the Third Party Offer Notice. If the Investor elects to provide such financing (on behalf of itself or its designee), the Investor shall pay the third party the reasonable costs and expenses incurred by such third party in preparing the proposal to provide financing, which costs and expenses shall be duly evidenced by invoices and receipts. The closing of the financing shall take place at the offices of the Company on the later of the date indicated in the Third Party Offer Notice and 90 days after delivery of the Third Party Offer Notice. If the Investor does not elect to provide the financing (on behalf of itself or its designee) within such 20-day period, the Company may proceed with the financing with the third party specified in the Third Party Offer Notice; provided that the terms and conditions of the financing are the same as the terms and conditions stated in the Third Party Offer Notice and such financing is completed within 120 days after the above noted 20-day period has expired.

                  (h) Accounting Controls and Systems. The Company shall engage a full time controller, which controller shall be satisfactory to the Board of Directors, within 180 days after the date of this Agreement. The Company shall, within 120 days after the date of this Agreement, have established and implemented accounting systems and controls satisfactory to the Board of Directors, including without limitation, a cost accounting system.

                  (i) Directors and Officers Liability Insurance. The Company shall purchase directors and officers liability insurance as soon as the Board of Directors determines that the Company is financially capable of paying for such directors and officers liability insurance without impairing the Company's operations.

         8.2 Covenants of the Investor. Without limiting any other covenants and provisions hereof, the Investor covenants and agrees that, as long as any of the Preferred Shares or Warrants are outstanding, it will perform and observe the following covenants and provisions and will cause each of its members to agree to perform and observe such of the following covenants and provisions as are applicable to such member.

                  (a) Permitted Transfers. The Preferred Shares shall be freely transferable, in whole or in part, subject to the limitations specified below.

                           (i) The Preferred Shares shall be transferred only
if:

                                      (A) either a registration  statement under
                           the Securities Act is in effect covering the Preferred Shares or the Company has received an opinion from the Company's counsel to the effect that such registration is not required, or the Investor has furnished to the Company an opinion of Investor's counsel, which counsel shall be reasonably satisfactory to the Company, to the effect that such registration is not required; and

                                      (B) the proposed  transfer  complies  with
                           any applicable state securities laws.

                           (ii) In the event the Investor  seeks an opinion from
the Investor's counsel as to transfer without registration, the Company shall provide such factual information to Investor's counsel as Investor's counsel may reasonably request for the purpose of rendering such opinion, and such counsel may rely on the accuracy and completeness of such information in rendering such opinion. In the event the Company seeks an opinion from the Company's counsel as to transfer without registration, the Investor shall provide such factual information to the Company's counsel as Company's counsel may reasonably request for the purpose of rendering such opinion, and such counsel may rely on the accuracy and completeness of such information in rendering such opinion.

                  (iii) Subject to the limitations set forth in this Section 8.2, the Investor may transfer the Preferred Shares on the books of the Company by surrendering to the Company:

                           (A) a certificate representing the Preferred Shares to be transferred;

                           (B) a written  assignment of the Preferred Shares, in
                  form reasonably satisfactory to the Company and its legal counsel, wherein the assignee agrees to be bound by the terms of the applicable Investment Documents and duly executed by the Investor and the assignee; and

                           (C) the funds  sufficient  to pay any stock  transfer
                  taxes payable upon the making of such transfer.

The Company shall thereupon execute and deliver a new certificate representing the transferred Preferred Shares in the name of the assignee specified in such instrument of assignment, and if the Preferred Shares surrendered to the Company were transferred only in part, the Company shall also execute and deliver in the name of the Investor a new certificate covering the untransferred portion of the Preferred Shares. Upon issuance of the new certificates for the Preferred Shares, the certificate of the Preferred Shares originally surrendered for transfer shall be canceled by the Company.

                  (iv) The Company shall pay all expenses, taxes (other than transfer taxes) and other charges payable in connection with the preparation, issue and delivery of any new certificate for Preferred Shares, provided that each party to the transfer, including the Company, the Investor and the assignee, as applicable, shall pay their respective legal costs associated with such transfer.

                  (b) Securities Laws. Neither the Investor nor anyone acting on its behalf will sell, offer to sell, or solicit offers to buy, the Preferred Shares, the Warrants or securities in the Investor, so as to bring the issuance and sale of the Preferred Shares and the Warrants to the Investor within the registration requirements of the Securities Act or within the registration requirements of any applicable securities laws.

         8.3 Affirmative Covenant of the Kenneth H. Smith. Kenneth H. Smith agrees to use his best efforts to cause the amendment of the Company's Restated Certificate of Incorporation, upon the earlier of (a) the first amendment to the Company's Restated Certificate of Incorporation by written consent and (b) the next annual shareholders meeting of the Company, by voting his shares of the Company and any shares for which he holds a proxy (other than proxies specifically requiring a vote against such amendment) to amend the Company's Restated Certificate of Incorporation to eliminate the provision set forth in
Section 4 thereof restricting the preferential amount payable with respect to preferred shares in the event of an involuntary liquidation.

                           ARTICLE IX INDEMNIFICATION

         9.1 Indemnification. In addition to the payment of expenses pursuant to
Section 11.14, whether or not the transactions contemplated hereby shall be consummated, the Company agrees to defend, indemnify, pay and hold harmless, the Investor and its officers, directors, employees, agents and affiliates (collectively, the "Indemnitees") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including, without limitation, securities and commercial laws, statutes, rules or regulations), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of the Investment Documents or the transactions contemplated thereby (collectively called the "Indemnified Liabilities"); provided that the Company shall not have any obligation to any Indemnitee hereunder (a) with respect to any offering of securities or other financing transaction undertaken by the Investor, except to the extent that such Indemnified Liabilities are related to or arise in connection with a misrepresentation or omission in the Company's filings with the Securities Exchange Commission, or (b) with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from the gross negligence or willful misconduct of that Indemnitee as determined by a final judgment of a court or competent jurisdiction. To the extent that the undertaking to defend, indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Company shall contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them.

                              ARTICLE X TERMINATION

         10.1 Termination by Either of the Investor or the Company. (a) This Agreement may be terminated and the purchase of the Preferred Shares and the Warrants may be abandoned by the Investor or the Company if (i) the purchase of the Preferred Shares and Warrants shall not have been consummated by 5:00 p.m. Eastern Time on August 1, 1998, or (ii) a Government Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to clause (ii) shall have used all reasonable efforts to remove such Order.

                  (b) This Agreement may be terminated at any time prior to the Closing by either Party, if there has been one or more breaches by the other Party of any representations, warranties, covenants, or agreements contained in this Agreement which would entitle the terminating Party not to close pursuant to Article IV or Article V, as the case may be; provided however, that the terminating Party may not terminate this Agreement pursuant to this Section 10.1(b) unless, within five (5) days of becoming aware of such breach, the terminating Party has given written notice of such breach to the other Party and has provided such other Party with fifteen (15) Business Days to cure such breach.

         10.2 Effect of Termination and Abandonment. In the event of termination of the Agreement pursuant to this Article X, the terminating party shall give written notice thereof as promptly as practicable to the other Parties to this Agreement and this Agreement shall terminate and the transactions contemplated herein shall be abandoned, without further action by any of the Parties hereto. If this Agreement is terminated as provided herein: (a) other than pursuant to
Section 11.14, there shall be no liability or obligation on the part of the Investor or the Company or any of their respective officers and directors, and all obligations of the Parties shall terminate, except for the obligations of the Parties pursuant to Articles X and XI; provided, however, that a

Party who is in material breach of its representations, warranties, covenants or agreements set forth in this Agreement shall be liable for damages occasioned by such breach, including, without limitation, any expenses incurred by the other Parties in connection with this Agreement and the transactions contemplated hereby and (b) all filings, applications, and other submissions made pursuant to the transactions contemplated by this Agreement shall, to the extent practicable, be withdrawn from the agency or Person to which made.

                            ARTICLE XI MISCELLANEOUS

         11.1 Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, such provision shall be amended by the Parties only to the extent necessary to be enforceable consistent with the Parties' intent, and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, unless such action would substantially impair the benefits to any Party of the remaining provisions of this Agreement.

         11.2 Specific Enforcement. The Parties each acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to preliminary relief to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled by law or equity. Any Party shall be entitled to recover from the breaching Party all reasonable attorney's fees and expenses incurred by such Party in connection with the enforcement of any obligation of the breaching Party hereunder.

         11.3 Entire Agreement; Amendments. This Agreement (including the Schedules and Exhibits hereto) and the other documents and instruments referred to herein contain the entire understanding of the Parties with respect to the matters covered hereby and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them, with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing executed by the Parties.

         11.4 Notices. Any notices or communications required or permitted hereunder shall be in writing and shall be delivered by hand, international courier, or facsimile (confirmed by international courier) addressed as follows:

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

         If to the Investor:                USV Partners, LLC
                                            Attn:  C. Gregory Earls
                                            c/o U.S. Viewing Corporation
                                            2001 Pennsylvania Avenue, NW
                                            Suite 675
                                            Washington, DC 20006
                                            Telephone:  202-466-3100
                                            Facsimile:   202-466-4557

         with a copy to:                    Wilmer, Cutler & Pickering
                                            Attn:  Duane D. Morse
                                            2445 M Street, NW
                                            Washington D.C. 20037
                                            Telephone:   (202) 663-6041
                                            Facsimile:   (202) 663-6363

         If to Company:                     U.S. Technologies Inc.
                                            Attn:  Kenneth H. Smith
                                            3901 Roswell Road
                                            Suite 300
                                            Marietta, GA 30062
                                            Telephone:  770-565-4311
                                            Facsimile:   770-565-8815

         with a copy to:                    Smith, Gambrell & Russell, LLP
                                            Attn:  W. Thomas King
                                            1230 Peachtree Street, N.W.
                                            Promenade II, Suite 3100
                                            Atlanta, GA 30309-3592
                                            Telephone:  404-815-3678
                                            Facsimile:   404-815-3509

         Any Party may, on fifteen (15) days' notice given in accordance with this Section 11.4 to the other Parties, designate another address or Person for receipt of notices hereunder. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) in the case of a facsimile transmission, when received by recipient in legible form and sender has received an electronic confirmation of receipt of the transmission; (b) in the case of delivery by a standard overnight courier, upon the date of delivery indicated in the records of such courier; (c) in the case of delivery by hand, when delivered by hand; or (d) in the case of delivery by first class (registered or certified) mail, upon the expiration of seven (7) Business Days after the day when mailed (postage prepaid, return receipt requested), addressed to the respective Parties at the above address (or such other address for a party as shall be specified by like notice).

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

         11.5 Waivers. No waiver by either Party of any default with respect to any provision, condition or requirement hereof shall be deemed to be a continuing waiver in the future thereof or a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         11.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

         11.7 Successors and Assignees. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties, provided that the Investor may assign its rights and obligations hereunder to one or more Affiliates without the prior written consent of any other Party.

         11.8 No Third Party Beneficiaries. This Agreement is intended for the benefit of the Parties hereto, and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         11.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

         11.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, United States of America, without regard to the conflicts of laws principles thereof.

         11.11    Dispute Resolution.

                  (a) All disputes, controversies, and claims directly or indirectly arising out of or in relation to this Agreement or the validity, interpretation, construction, performance, breach or enforceability of this Agreement shall be finally, exclusively and conclusively settled by binding arbitration, as provided in this Section, under the International Rules of Conciliation and Arbitration of the American Arbitration Association (the "AAA") which are in effect as of the Closing.

                  (b) The arbitral tribunal shall be composed of three (3) arbitrators, each of which shall be appointed by the then President of the AAA. The arbitration proceedings shall be conducted in the English language, and all documents not in English submitted by any party must be accompanied by an English translation. The arbitration proceedings shall be conducted and any arbitral award shall be made in Atlanta, GA. No discovery shall be conducted except by written agreement of all Parties.

                  (c) The Parties agree: (i) that the arbitrator shall have no authority to award punitive damages or any damages other than those recoverable in accordance with this Agreement (which may include reasonable attorneys' fees and other costs of arbitration); (ii) to be bound by any arbitral award or Order resulting from any arbitration conducted thereunder and that any such award or Order shall be a reasoned award, shall be in writing, shall specify the factual and legal basis for the award, shall be final and binding; (iii) not to commence, procure, participate in, or otherwise be involved as a party in any claim, Action or Proceeding that might result in any Order concerning a dispute (except for initialing Actions or Proceedings to obtain a judgment recognizing or enforcing an arbitral award or Order and except for applications, claims, Actions or Proceedings by the Parties, seeking interim interlocutory or other provisional relief in any court having jurisdiction, but only on the ground that the award to which the applicant may be entitled may be rendered ineffectual without such provisional relief); (iv) any monetary award shall be made and payable in U.S. Dollars, in each case through a bank selected by the recipient of the award, together with interest therein at the lesser of the one year London Interbank Offered Rate (LIBOR), as appearing in the Reuters screen, plus five (5) percent or the maximum interest rate permissible under applicable Law, from the date the award is granted to but excluding the date it is paid in full; and (v) that judgment or any arbitral award or Order resulting from an arbitration conducted under this Section may be entered in any court of competent jurisdiction, having jurisdiction thereof or having jurisdiction over either Party or any of their assets.

                  (d) The Company and the Investor hereby irrevocably waive and exclude all rights of appeal, challenge, or recourse to any court from any arbitral award or Order resulting from any arbitration conducted under this Section (except for initiating Actions or Proceedings to obtain a judgment recognizing or enforcing an arbitral award or Order and except for Actions or Proceedings seeking interim, interlocutory or other provisional relief in any court having jurisdiction, but only on the ground that the award to which the applicant may be entitled may be rendered ineffectual without such provisional relief). Each of the Parties to this Agreement hereby consents to the non-exclusive jurisdiction of any court of competent jurisdiction in the State of Georgia for all Actions or Proceedings to obtain a judgment recognizing or enforcing an arbitral award or Order and waives any defense or opposition to such jurisdiction.

                  (e) The arbitrators, in their discretion, may consolidate two or more arbitrations or claims between any of the Parties arising pursuant to this Agreement or any other agreement among the parties or to which the Investor and shareholders of the Company are a party into one arbitration, or terminate any such consolidation and/or establish other arbitration proceedings for different claims that may rise in any one arbitration. Notwithstanding the foregoing, the arbitrators shall consolidate arbitrations and/or claims, if they determine that it would be more efficient to consolidate such arbitrations and/or claims than to continue them separately and (i) there are matters of fact or law that are common to the arbitrations and/or claims to be consolidated,
(ii) there are related payment and performance obligations considered in the arbitrations and/or claims to be consolidated or (iii) there is a danger of inconsistent awards.

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



                  (f) Each Party shall bear its own expenses in connection with the arbitration provided in this Section, provided that the fees of the arbitrators shall be divided equally between the Parties.

         11.12 Drafting. Each Party acknowledges that its legal counsel participated in the preparation of this Agreement. The Parties therefore stipulate that the rule of construction that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any Party against the other.

         11.13 Waiver of Jury Trial. EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OF OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         11.14 Costs, Expenses and Taxes. The Company agrees to pay on demand all reasonable costs and expenses of the Investor in connection with (a) the preparation, execution and delivery of this Agreement, the Preferred Shares, the Warrants, the other Investment Documents and other instruments and documents to be delivered hereunder, and in connection with the consummation of the transactions contemplated hereby and thereby, (b) all reasonable costs and expenses of the Investor in connection with the amendment or waiver (whether or not such amendment or waiver becomes effective), the Preferred Shares, the Warrants, the other Investment Documents, and other instruments and documents to be delivered hereunder and thereunder and (c) all reasonable costs and expenses of the Investor in connection with offering interests in the Investor; provided that the Company shall not be required to pay more than $35,000 in the aggregate with respect to such costs and expenses. In addition, the Company agrees to pay any and all stamp and other similar taxes (expressly excluding income taxes) payable or determined to be payable in connection with the execution and delivery of this Agreement, Preferred Shares, the Warrants, the other Investment Documents and the other instruments and documents to be delivered hereunder or thereunder unless otherwise set forth herein, and the Company agrees to save the Investor harmless from and against any and all liabilities with respect to or resulting from any delay in paving or omission to pay such taxes and filing fees.

         11.15 Further Assurances. From and after the date of this Agreement, upon the request of the Investor, each Member shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement, Preferred Shares and the Warrants.

         11.16 Disclosure to Other Persons. (a) The Company acknowledges that the Investor may deliver copies of any financial statements and other documents delivered to the Investor, and disclose any other information disclosed to the Investor, by or on behalf of the Company in connection with or pursuant to this Agreement to (i) the Investor's directors, officers, employees, agents and professional consultants, (ii) any Person to which the Investor offers to sell, in accordance with the applicable securities Laws, the Preferred Shares, the Warrants or any security received with respect thereto pursuant to any stock dividend, stock split, recapitalization or similar event or any part thereof, so long as such potential purchaser agrees, in writing, to preserve the confidentiality of such information (except that such potential purchaser may disclose such information in accordance with this Section 11.16); provided, however, that such disclosure will not be made to any potential purchaser which is known to be a competitor, or an Affiliate of a direct competitor, of the Company without the prior written consent of the Company, (iii) any Person to which such holder sells or offers to sell a participation in all or any part of the Securities, so long as such potential purchaser agrees, in writing, to preserve the confidentiality of such information (except that such potential purchaser may disclose such accordance with this Section 11.16); provided, however, that such disclosure will not be made to any potential purchaser which is a competitor, or an Affiliate of a competitor, of the Company without the prior written consent of the Company, (iv) any federal or state regulatory authority having jurisdiction over the Investor or (v) any other Person to which such delivery or disclosure may be necessary or appropriate (A) in compliance with any law, rule, regulation, or order applicable to such holder, (B) in response to any subpoena or other legal process, or (C) in connection with any litigation to which the Investor is a party.

                  (b) The Investor agrees to keep confidential any information delivered by the Company hereunder; provided, however, that subject to the provisions contained in Section 11.16(a)(ii) and (iii) hereof, nothing herein shall prevent the Investor from disclosing such information (i) to any Affiliate of, or investor in, the Investor or, any actual or potential purchaser, participant assignee or transferee of the Investor's rights under the Note that agrees to be bound by this Section 11.16, (iii) upon order of any court or administrative agency, (iv) upon the request or demand of any regulatory agency or authority having jurisdiction over the Investor, (v) which has been publicly disclosed (vi) which has been obtained from any Person that is not a party hereto or an Affiliate of any such party, (vii) in connection with the exercise of any remedy hereunder, (viii) to the independent and certified public accountants for the Investor or (ix) as otherwise expressly contemplated by this Agreement.

                            (signature page follows)

         IN WITNESS WHEREOF, the parties hereto have executed this Investment Agreement as of the date first above written.


                                  U.S. TECHNOLOGIES INC


                                  By: /s/ Kenneth H. Smith
                                  -----------------------------
                                  Name:   Kenneth H. Smith
                                  Title:  President and Chief Executive Officer



                                  USV PARTNERS, LLC

                                  By:  USV MANAGEMENT, LLC


                                  By: /s/ C. Gregory Earls
                                  -----------------------------
                                  Name:   C. Gregory Earls
                                  Title:  Sole Member


                                  For purposes of Section 8.3 only:

                                  KENNETH H. SMITH

                                   /s/ KENNETH H. SMITH
                                  ------------------------------


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